08002854

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 19 May 2008

SEC
Mail Processing
Section

MAY 21 2008

Washington, DC
101

By International Courier UPS

SUPPL

Bulgari File Number: **82-34836**

Bulgari S.p.A.

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- Press Release financial results in 2007
- Minutes of the Ordinary and Extraordinary Meeting of the Shareholders of the Joint Stock Company "Bulgari S.p.A." dated 18.04.2008
- Budget 2008
- Convening notice 2008
- 1 or- Report on the appointment of a director
- 1 str - report on a stock option plan
- 3 or - report on purchase and sale of own shares
- 4 or - report on the appointment of the statutory auditors
- 5 or - report on Governance
- Authorization of Acquisition of its Own Shares
- Appointment of the Statutory Auditors - appointment of a director
- Bulgari S.p.A. and Bulgari Group 2007 Financial statement
- Press Release "First quarter 2008 financial results"
- Slides for analyst community "First quarter 2008 financial results"

PROCESSED
JUN 02 2008
THOMSON REUTERS

Best Regards,

Costanzo Rapone
Bulgari S.p.A.
General Counsel

5/28

BULGARI S.p.A
Sede Legale in Roma
Direzione Generale ed Uffici Operativi: Lungotevere Marzio, 11 - 00186 Roma - telefono 06 688101 - telefax 06 68810400
Cap. Soc. € 20.996.224,20 i.v. - R.E.A. Roma n. 69511 - Reg. Imprese di Roma n. 2031/59 - Cod. Fisc. 00388360588 - Partita I.V.A. IT00875591000

# BVLGARI

## Bulgari Group: excellent financial results in 2007

- **Turnover** — **1,091.0 million Euro (+ 13.6% at comparable exchange rates)**
- **Gross margin** — **699.1 million Euro (+8.0%)**
- **Operating profit** — **164.5 million Euro (+4.7%)**
- **Net profit** — **150.9 million Euro (+12.4%)**
- **Proposed dividend** — **0.32 Euro per share (+10.0%)**

**Rome, March 11th 2008** – The Board of Directors of Bulgari S.p.A. approved today the draft financial statement for the Company and the draft consolidated financial statements for the Group for the full year 2007.

All the variations reported below and related to the revenues are expressed at comparable exchange rates unless noted otherwise.

Bulgari Group **consolidated turnover** for the **full year 2007** reached 1,091.0 million Euro, compared to 1,008.7 million Euro in 2006 (+13.6% at comparable exchange rates and +8.2% at current exchange rates) and the financial year ended with excellent sales results for the Group: all product categories, in fact, benefited from the constant research and innovation carried out by the Company and from the new product launches made during the year. Jewellery increased by 20.0%, perfumes by 15.4%, watches by 8.2%, accessories by 1.2% in line with the Company's expectations.
As far as geographical areas are concerned, they all enjoyed a strong growth: United States (+21.0%), Asia (+14.8%) and Europe (+10.2%).
As far as revenues by sales channel are concerned, in 2007 sales in the directly owned stores showed an increase much higher than the one posted through third party distributors. This performance is particularly remarkable considering that the new store openings were concentrated in the last part of the year, thus only marginally contributing to the overall sales increase.
On this subject, as of December 31st 2007 the total number of Bulgari Group stores was 245 (+17 compared to December 31st 2006), of which 149 were directly owned stores (+16).

**Gross margin** – from 647.4 million Euro in 2006 to 699.1 million Euro in 2007 (+8.0%) – remained substantially stable in terms of percentage ratio on turnover (64.2% in 2006 vs. 64.1% in 2007). The stability of the margin has been secured thanks to the increasing vertical integration achieved by the Group, to the successful measures adopted to increase production efficiency and to the selling price increases introduced during the year, and despite the negative impact of exchange rates (yen and dollar in particular) and the significant rise in prices of raw materials (mainly gold and precious stones). It is worth underlining that, as already occurred in the past, the Company made hedging transactions on exchange rates and gold price, whose positive results are reported in the Profit and Loss account as "financial income", also for the portion related to commercial operations. Also during 2007 the result of such hedging represented a significant and positive contribution to income.

**Operating costs,** which overall went from 490.3 million Euro in 2006 to 534.6 million Euro in 2007 (+9.0%), reflect two distinct dynamics: on the one hand the continued investments to enlarge and upgrade the distribution network and to develop production capacity; on the other hand the relevant non-recurring effects due to the launch of the skincare project and the

opening of three *flagship stores* at the end of the year (the accessories-only store in Rome, the Omotesando complex and the Ginza Tower in Tokyo).
**Advertising and promotional** activities reached 119.6 million Euro (+5.9%) with a 11% ratio on turnover, substantially in line with the previous years.
**Operating profit** was therefore 164.5 million Euro increased +4.7% compared to 157.1 million Euro in the previous year, with a slightly lower percentage ratio on turnover (15.1% in 2007 vs. 15.6% in 2006). It is worth underlining that, stripping the non-recurring effects mentioned above from the overall costs increase, the percentage increase of the operating profit versus the previous year would have been at double digit.

**Net profit** – 150.9 million Euro compared to 134.4 million Euro in the previous year – was slightly higher (+12.4%) than the corporate guidance and represented 13.8% of turnover (13.3% in 2006). This improvement, as mentioned before, was also due to the hedging transactions on exchange rates and precious metals carried out by the Company - and reported as "financial income" - and to a significant improvement of taxation, which must be ascribed to non-recurring factors.

In 2007, as forecast, the Company carried out a very challenging investments plan, which implied an overall expense of 117 million Euro aimed to: increase the existing production capacity; strengthen the vertical integration in the watch segment through acquisitions; further expand the distribution network with the already mentioned *flagship stores*; improve the information systems.

**Financial net indebtedness** of the Group as of 31.12.2007 was 141 million Euro compared to 47 million Euro as of 31.12.2006 and was influenced by the size of the investments and by the increase of the inventory from 529 million Euro at the end of 2006 to 596 million Euro at the end of 2007 (+13%), whose rotation slightly decreased to the level of December 2005. A considerable part of the inventory increase was linked to lower production volumes, due to the shortages in sourcing some technical watch components, and therefore resulting in an increase of semi manufactured products.

The Board of Directors has also approved the draft financial statement for the parent company Bulgari S.p.A., which highlighted a net profit of 51.4 million Euro (compared to 79.9 million Euro in 2006). The parent company's total revenues were 86.1 million Euro (73.4 million Euro in 2006), with a 17.3% increase.

Finally, the Board of Directors has also approved to propose the distribution of a **unit dividend** of 0.32 Euro compared to 0.29 Euro for the previous financial year (+10%) by distributing the whole net profit of the year and part of the retain earnings and reserves. This proposal will be submitted to the approval of the Annual General Meeting taking place next April 18th, 2008 11.00 am on first call and on April 21st, 2008 11.00 am on second call. The Board also approved to submit to the Annual Meeting the date of May 22nd, 2008 for the dividend payment by clipping coupon n. 14 on May 19th, 2008.

The Board of Directors of Bulgari S.p.A. examined and approved the Annual Report on Corporate Governance and the adherence to the Code of Conduct for Listed Companies for FY 2007.
The Board of Directors also resolved to put to the vote of the Shareholders at their next meeting the authorisation to buy and sell the Company's own shares, to be used to stabilise the stock price, to create the Company's own portfolio which may be used to service the issuance of convertible bonds or warrants or to allow a reduction of the share capital, if any, through

cancellation of such shares. The authorisation, which is a common practice for listed companies, in accordance with the requirements of Art. 144-bis of the Consob Regulation for Issuers, concerns the purchase and/or sale of a maximum of 15,400,000 of its own shares. The authorisation is requested for a maximum period of 18 months from the date of the shareholders meeting which will decide to authorise said purchase and/or sale. The corresponding minimum and maximum purchase and/or sale price shall not be less than Euro 5 and shall not exceed Euro 18 each. As of today, the Company owns 800.000 shares.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am very satisfied with the excellent results, even better than our guidance, posted by the Group in 2007 in all product categories and geographical areas where it is present.*
*2008 for Bulgari will be characterised by a strong commitment for the further development of the business in all product categories and by an attentive investments policy to strengthen the distribution and manufacturing projects. This will have its core in the opening of a new flagship store in Paris, Avenue George V; in the strengthening of our presence in the rest of Asia; in the integration of the recent acquisitions; in the consolidation of the growth in the accessory segment and in the progressive worldwide launch of the women' skincare line. In light of these important initiatives and in a volatile and uncertain macroeconomic environment, in 2008 the Bulgari Group expects to achieve a further increase in sales (at comparable exchange rates), in operating profit and in net profit between 8% and 12%, further consolidating at the same time its position of absolute prestige in the worldwide luxury market."*

BVLGARI

**BULGARI GROUP**

| EUR M. | 2007 | 2006 |
|---|---|---|
| REVENUES | 1091.0 | 1008.7 |
| EBIT | 164.5 | 157.1 |
| *EBIT % ON REVENUES* | *15.1%* | *15.6%* |
| NET PROFIT | 150.9 | 134.3 |
| *NET % ON REVENUES* | *13.8%* | *13.3%* |

**BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 07**

| | FY 2007 | | FY 07/ FY 06 | | FY 06/ FY 05 | |
|---|---|---|---|---|---|---|
| **REVENUES BY PRODUCT CATEGORY** | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| Jewels | 459.9 | 42.2% | 14.4% | 20.0% | 9.1% | 11.2% |
| Watches | 294.8 | 27.0% | 2.0% | 8.2% | 7.8% | 10.2% |
| Accessories | 84.4 | 7.7% | -5.1% | 1.2% | 15.4% | 18.8% |
| Other (incl. FR royalties) | 7.5 | 0.7% | 1.5% | - | 14.5% | - |
| **JWA Division** | **846.6** | **77.6%** | 7.5% | 13.5% | 9.3% | 11.2% |
| **PARFUM Division** | **221.9** | **20.3%** | 11.0% | 15.4% | 9.5% | 10.7% |
| **OTHER** | **22.5** | **2.1%** | 4.7% | - | 36.5% | - |
| **TOTAL** | **1091.0** | **100%** | 8.2% | 13.6% | 9.8% | 11.8% |

**BULGARI GROUP – REVENUES BY GEO AREA – FY 07**

| | FY 2007 | | FY 07/ FY 06 | | FY 06/ FY 05 | |
|---|---|---|---|---|---|---|
| **REVENUES BY GEO AREA** | EUR M. | % On Revenues | % REPORTED | % COMP. FX. | % REPORTED | % COMP. FX. |
| **EUROPE** | **427.3** | **39.2%** | 10.2% | - | 11.3% | - |
| of which Italy | 141.4 | 13.0% | 7.6% | - | 1.2% | - |
| **AMERICAS** | **176.4** | **16.2%** | 12.1% | 21.0% | 14.0% | 15.1% |
| **ASIA** | **429.3** | **39.3%** | 5.6% | 14.8% | 7.4% | 10.9% |
| of which Japan | 231.7 | 21.2% | -9.7% | -0.9% | 7.4% | 13.6% |
| of which Rest of Asia | 197.6 | 18.1% | 31.9% | 41.2% | 7.3% | 6.6% |
| **MIDDLE EAST/OTHER** | **58.0** | **5.3%** | 1.5% | - | 7.0% | - |
| **TOTAL** | **1091.0** | **100%** | 8.2% | 13.6% | 9.8% | 11.8% |

Source: Bulgari S.p.A - Unaudited results

*In accordance with our statutory auditors KPMG, please note that some items have been reclassified and restated for both fiscal years 2006 and 2007:*
*a) Commissions to distributors (perfume USA) are now deducted from revenues. Previously revenues were reported gross of commissions, and these were deducted as variable expenses.*
*b) Withholding taxes are now classified below the EBIT level. Previously they were included in the operating costs.*

*The manager responsible for preparing the company's financial reports, Alberto Nathansohn, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release faithfully represent the Company financial results, as well as its books and accounting records.*

BVLGARI

**For further information**

**Media Relations**
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

**Analysts / investors relations**
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

CATALOGUE no. FILE no.

MINUTES

of the

Ordinary and Extraordinary Meeting of the Shareholders

of the Joint Stock Company

"BULGARI S.p.A."

REPUBLIC OF ITALY

In the year two thousand and eight on the eighteenth of April

18.04.2008

In Via Federico Cesi 37, Rome, in a room of Hotel Visconti Palace, at 11.00 a.m. (eleven o' clock ante meridiem precisely).

Before myself, Alfredo Maria Becchetti, Notary in Rome with offices in Lungotevere dei Mellini 51, registered in the Rome United Notarial Districts of Velletri and Civitavecchia.

Appears

Mr. Paolo Bulgari born in Rome on 8 October 1937, with domicile for his position at the hereafter mentioned address, who intervenes in this deed as Chairman of the Board of Directors of the joint stock company

**"BULGARI S.p.A."**

having registered office in Via dei Condotti 11, Rome and headquarters and operational offices in Lungotevere Marzio 11, Rome, having fully subscribed and paid share capital of 21,020,549.20 euros and registered with the Rome Registrar of Companies with registration number and tax code 00388360588

(formerly the Rome Registrar of Companies no.2031/59), REA registration number RM-69511 and VAT number 00875591000.

******

I, Notary, am personally certain of the personal identity and position held by the above-mentioned person.

The Appearing Party greeted those present and thanked them for attending the meeting.

He then assumed the role as Chairman of the Meeting in accordance with article 10 of the Company's bylaws, declared the session open and started the proceedings of today's shareholders' meeting.

The Chairman of the Meeting noted that the meeting had been called for today's date, at this location and at 11.00 a.m. in first call through the publication of a notice in the Official Journal of the Republic, Part II no. 31 of 13 March 2008 (paid notice no. S-082049), to discuss and adopt resolutions on the following matters

**Agenda**

**Ordinary Part**

1. The appointment of a director pursuant to and to the effects of article 2386 of the Italian civil code - determination of his emoluments.

2. Financial statements for the year ended 31 December 2007, report of the directors on the company's performance, report of the board of statutory auditors and report of the external

auditors; allocation of net income; presentation of the Group's consolidated financial statements for the year ended 31 December 2007; related and consequent resolutions.

3. Proposal to authorise the Company to purchase and sell treasury shares, including by the use of financial instruments (put and call options); related and consequent resolutions.

4. Appointment of the members of the board of statutory auditors for the years 2008, 2009 and 2010 and the determination of their fees.

5. Annual disclosure relating to the system of corporate governance.

**Extraordinary Part**

1. Proposal to increase share capital by payment, divisible and to be subscribed by the issue of a maximum of 1,800,000 (one million eight hundred thousand) ordinary shares each of par value 0.07 euros, reserved pursuant to article 2441, paragraph 5, of the Italian civil code, for the Chief Executive Officer, Mr. Francesco Trapani; consequent granting of powers to the Board of Directors to execute the capital increase, if necessary on more than one occasion. Related and consequent resolutions.

******

The Chairman of the Meeting invited my self, Notary to the meeting, to act as Secretary, to take the minutes of today's meeting of shareholders in both ordinary and extraordinary

session, and asked those Shareholders who were in agreement to express this by raising their hands.

A vote by a count of hands followed which was checked by counting the votes against the proposal and abstentions.

The designation was approved unanimously.

The Chairman of the Meeting then acknowledged:

a) that the meeting had been properly called and that notice of the meeting had also been published in an appropriate announcement published in the daily newspaper "M F - Milano Finanza" in its national edition of 14 March 2008 (file 31, page 22);

b) that following the lodging of the respective certificates in accordance with the provisions of law, as envisaged by the notice of call and in compliance with each and every other provision found in law and the Company's bylaws, at the present moment (11.05 a.m.) (zero five minutes past eleven ante meridiem) shareholders having voting rights and attending in person or through representatives, who are holders on their own behalf, in their capacity or by proxy of 204,047,062 shares equal to 14,283,294,34 euros and 67.95% (sixty seven point nine five per cent) (rounded to two decimal places) of share capital out of the 300,293,560 (three hundred million, two hundred and ninety three thousand five hundred and sixty) ordinary shares representing the whole share capital of 21,020,549.20 (twenty one million twenty thousand five hundred

and forty nine point two zero) euros, are present, as per the list of names of shareholders attending on their own behalf or by proxy both at this present moment and subsequently - as will be minuted hereafter - on which the number of their respective shares is indicated.

In this respect it is noted that the shareholder Caceis Bank, owner of a total of 6,696,546 (six million six hundred and ninety six thousand five hundred and forty six) ordinary shares equal to 2.23% (two point two three per cent) of share capital did not make the communication required by article 120, paragraph 2 of Legislative Decree no. 58 of 24 February 1998 relating to situations in which the investment threshold of 2% (two per cent) of share capital is exceeded. Pursuant to paragraph 5 of the quoted article 120, the voting rights pertaining to the shares for which the communication provided for in paragraph 2 has been omitted may not be exercised. Accordingly when counting the shares with voting rights, the shareholder Caceis Bank will be included only as to a total of 6,005,871 (six million five thousand eight hundred and seventy one) shares equal to 2% (two per cent) of share capital, excluding thereby the investment exceeding that threshold;

c) that in addition to himself as Chairman, the following members of the Board of Directors are in attendance: the Chief Executive Officer Mr. Francesco Trapani, the Deputy Chairman Mr. Nicola Bulgari and the Directors Messrs. Paolo Cuccia and

Giulio Figarolo di Gropello; the Directors Mr. Claudio Sposito and Mr. Claudio Costamagna have justified their absence;

d) that the following standing members of the Board of Statutory Auditors are in attendance: Mr. Maurizio de Magistris, Chairman, Mrs. Stefania Libori and Mr. Francesco Mariano Bonifacio, auditors;

e) that Mr. Arrigo Parisi, partner of KPMG S.p.A., the company engaged to audit the financial statements, is in attendance.

The Chairman of the Meeting therefore declared the Meeting validly constituted in first call and able to discuss and adopt resolutions on the matters on the Agenda.

After noting that without anybody's objection certain of the Company's executives and managers, members of the press, financial analysts and persons assisting myself, Notary, in taking minutes were in attendance and taking part in today's meeting, the Chairman requested those shareholders entitled to vote and their representatives in attendance not to leave the meeting room during the proceedings and, in particular, during voting, advising them that should they wish to or have to leave the room temporarily or permanently, then they should indicate this to the staff at the entrance for due communication to myself, Notary, in order for me to know the exact number of those taking part in the voting procedures at the time these are carried out.

He then acknowledged that pursuant to legislation relating to

the protection of the personal data of natural persons and other parties, "BULGARI S.p.A." is the owner of the data processing and that the personal data (first name, last name, place of birth, residence and professional qualifications) of participants at the shareholders' meeting have been and will be requested in the form and to the extent connected with the obligations, the duties and the purposes envisaged by prevailing laws and regulations; these data will be included in the minutes of the meeting following manual and automated processing, and may be communicated in the form and to the extent connected with the obligations, the duties and the purposes envisaged by the above-mentioned laws and regulations.

He then informed the meeting that in accordance with, pursuant to and to the effects of all the provisions and measures issued by CONSOB, the reports of the Board of Directors of 18 January, 29 February and 11 March on the matters on the agenda of this meeting were lodged with Borsa Italiana S.p.A. and at the Company's registered office on 5 April 2008, as well as being handed to shareholders on entry.

In conclusion, he informed the meeting of the following:

a) the informational requirements in respect of CONSOB as per Legislative Decree no. 58 of 24 February 1998, as amended by the changes introduced by Law no. 262 of 28 December 2005 and by all other provisions on the subject, have been regularly and punctually satisfied, as those per the Regulations imple-

menting Legislative Decree no. 58 of 24 February 1998 regarding the governance of issuers (adopted by CONSOB in resolution no. 11971 of 14 May 1999 and subsequently amended) referred to in the following for short as the "Regulations for Issuers" and no requests have been received for clarifications or additional documents nor have any observations been made by CONSOB in this regard;

b) the Company's share capital amounts to a total of 21,020,549.20 (twenty one million twenty thousand five hundred and forty nine point two zero) euros and consists of 300,293,560 ordinary shares each of par value 0.07 euros;

c) at the present date the Company is the owner of 800,000 (eight hundred thousand) treasury shares equal to 0.27% (nought point two seven per cent) of its share capital;

d) there were 18,000 (eighteen thousand) shareholders recorded in the Shareholders' Register on 16 April 2008;

e) the number of shares and the percentage of share capital held by shareholders representing more than 2% (two per cent) of share capital recorded in the Shareholders' Register on 16 April 2008 were as follows:

| SHAREHOLDERS | % |
|---|---|
| - UNIONE FIDUCIARIA SPA | 51.56 |

of which 51.35% forms part of the shareholders' agreement and is made up as follows:

| | |
|---|---|
| - BULGARI PAOLO | 23.47 |
| - BULGARI NICOLA | 23.47 |
| - TRAPANI FRANCESCO | 4.40 |
| - CAISSE DES DEPOTS ET CONSIGNATIONS | 2.23 |
| - HARRIS ASSOCIATES LP | 2.10 |
| - OPPENHEIMER - FUNDS INC. | 2.41 |

f) a block voting agreement exists to which are party the shareholders Messrs. Paolo Bulgari, Nicola Bulgari and Francesco Trapani, duly communicated in its original wording and with the amendments made thereafter, within the terms required, to CONSOB, and also in the current version, lodged and registered at the Rome Registrar of Companies on 27 July 1998 pursuant to the combined provisions of articles 122 and 207 of Legislative Decree no. 58 of 24 February 1998 and subsequent provisions on the matter; at the present date a total of 154,186,348 ordinary shares equal to 51.35% of the Company's share capital are restricted by the block voting agreement (of which 70,490,000 belong to Mr. Paolo Bulgari, 70,490,000 to Mr. Nicola Bulgari and 13,206,348 to Mr. Francesco Trapani) and are held in the name of Unione Fiduciaria S.p.A. on the basis of the instructions given by the parties to the agreement, including for the purposes of exercising the rights connected with such shares.

In addition:

a) he clarified that the list of the names of the shareholders

attending the shareholders' meeting either on their own behalf or as a proxy, together with the number of their respective shares, will be attached to the minutes under the letter **"A"** and that for shareholders represented by proxy the propriety of the proxy forms has been verified, with the forms becoming part of the Company's records, and that they respond to the requirements of article 2372 of the Italian civil code;

b) he recalled that shares for which the communication as per article 34 of CONSOB regulation 11768 of 23 December 1998 has not been made are not entitled to vote;

c) he requested those attending not to forget that pursuant to the above-mentioned regulation a loss of entitlement to vote could ensue and that this would hold for all votes taking place during the present meeting, inviting anybody finding themselves in contrast with this provision to abstain from voting and to regularise their position if this be the case.

After acknowledging that at the present time (11.15 a.m.) shareholders entitled to vote and holders of a total of 204,047,062 shares equal to 14,283,294.34 (fourteen million two hundred and eighty three thousand two hundred and ninety four point three four) euros and 67.95% (sixty seven point nine five per cent) (rounded to two decimal places) of share capital are in attendance, in person or through representatives, the Chairman of the Meeting passed to consideration of the **FIRST** matter on the Agenda of the Ordinary Part of the

meeting.

In this respect the Chairman invited the Chief Executive Officer of the Company, Mr. Francesco Trapani, to read the Report of the Board of Directors regarding the appointment of a member of the Board of Directors for the years 2008 and 2009 following prior determination of his compensation.

The report itself, in a copy certified by myself Notary as conforming to the original version signed pursuant to law and forming part of the Company's records, is attached to these minutes under the letter **"B"** and thereby constitutes an integral and substantial part of these minutes.

At **11.20 a.m.** the Chairman of the Meeting declared the discussion on the matter in question open.

He invited anyone wishing to speak to do so using the microphone made available for the purpose and to state their name or the name of the shareholder they are representing and the number of shares held.

The representative of Unione Fiduciaria took leave to speak, making the proposal to confirm in his position the director Paolo Cuccia, who had been previously co-opted and appointed by the Board of Directors pursuant to article 2386 of the Italian civil code, and to pay him an annual compensation of 45,000.00 (forty five thousand point zero zero) euros - and to reimburse him with any expenses incurred for his position - as already resolved by shareholders last year on the appointment

of the members of the Board of Directors.

Being so entitled, Mr. Angeletti Franco, the holder of 5 (five) ordinary shares, asked for and obtained leave to speak, expressing his agreement with the appointment of Mr. Cuccia as a director of the Company and complimenting the choice made in this respect.

Nobody else asked leave to speak.

The Chairman of the Meeting declared the debate on the matter under discussion closed and therefore asked the meeting to adopt a resolution on the matter.

He noted the following:

- that votes must be cast by using the form prepared for the purpose of expressing a vote on the matter in question which was handed to those entitled to vote as they entered the room; he asked those voting to indicate their vote, their name and the number of shares held on the form, to sign it and pass it to myself, Notary;

- that at the present moment the shareholders entitled to vote and present in the room and the number of shares entitled to vote had remained unaltered compared to the previous count.

Voting took place at **11.25 a.m.**.

The voting papers handed over were checked by myself, Notary, and by the Chairman of the Board of Statutory Auditors, Mr. Maurizio de Magistris, and the result of the vote was communicated to the Chairman of the Meeting.

The Chairman of the Meeting noted that the result of the vote was the following:

SHARES VOTING:

**204,047,062** shares equal to **14,283,294.34** euros and **67.95%** (rounded to two decimal places) of share capital.

VOTES IN FAVOUR:

**203,965,269** shares

equal to **14,277,568.83** euros

and **67.92%** (rounded to two decimal places) of share capital.

VOTES AGAINST:

**19,068** shares

equal to **1,334.76** euros

and **0.01%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"C"** comprising an integral and substantial part of these minutes).

ABSTENTIONS:

shares **62,725**

equal to **4,390.75** euros

and **0.02%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"D"** comprising an integral and substantial part of these minutes).

As a consequence, therefore, with the above-mentioned majority the general meeting of shareholders

- adopted the resolution -

proposed by the representative of Unione Fiduciaria and stated above and therefore:

- pursuant to and to the effects of article 2386 of the Italian civil code confirms Mr. Paolo Cuccia in the position of director of Bulgari S.p.A.;

- allocates to Mr. Cuccia for the full term of office the same annual compensation as that already allocated to the other directors, namely 45,000.00 (forty five thousand point zero zero) euros, together with the reimbursement of any expenses incurred for his position.

******

The Chairman of the Meeting passed to consideration of the **SECOND** matter on the Agenda of the Ordinary Part of the meeting.

Considering that:

- all of the documentation relating to the financial statements has been properly lodged at the Company's registered office pursuant to prevailing laws and regulations;

- this documentation was handed to shareholders on entering the room;

- shareholders have therefore had the possibility of reviewing the documentation directly,

the Chairman invited the meeting to dispense him with the reading of the financial statements.

The meeting expressed its agreement with this unanimously.

The Chairman therefore invited the Chief Executive Director to provide a summary of the figures in the annual financial statements and in the consolidated financial statements.

Employing graphs and tables projected onto the screen and commenting on these the Chief Executive Director provided the meeting with an ample and detailed report on the most important events taking place during 2007.

On completing his presentation the Chief Executive Director then described the proposal to distribute a dividend of 0.32 (nought point three two) euros per share by making a distribution of net income for 2007 in full and for the balance using retained earnings and part of available reserves.

Referring to the proposal to distribute net income for the year, he clarified that should shareholders approve such proposal the dividend will be put into payment from 22 May 2008 by detaching coupon no. 14 on 19 May 2008.

The Chairman of the Meeting then invited the Chairman of the Board of Statutory Auditors to read out the Report of the Board of Statutory Auditors on the financial statements for the year ended 31 December 2007.

A reading of the report followed.

On the invitation of the Chairman of the Meeting, the Company's Chief Executive Director, Mr. Francesco Trapani, in conclusion read the Reports of the Auditors issued by KPMG

S.p.A. pursuant to article 156 of Legislative Decree no. 58 of 24 February 1998 and subsequent provisions on the matter, regarding, on one hand, the financial statements of BULGARI S.p.A. and, on the other, the consolidated financial statements.

A reading of the Reports of the Auditors followed.

The above-mentioned documents (the annual financial statements, the Report of the Board of Directors on Performance, the Report of the Board of Statutory Auditors, the Report of the Auditors on the annual financial statements, the consolidated financial statements and the Report of the Auditors on the consolidated financial statements) in a copy certified by myself Notary as conforming to the respective original versions signed pursuant to law and forming part of the Company's records, collected together in a single file, are attached to these minutes under the letter **"E"** and thereby constitute an integral and substantial part of these minutes.

At **11.40 a.m.** the Chairman of the Meeting declared the discussion on the matter in question open.

He invited anyone wishing to speak to do so using the microphone made available for the purpose and to state their name or the name of the shareholder they are representing and the number of shares held.

Being so entitled the shareholder Mr. Giovanni Antonelli, the holder of 4,000 ordinary shares, asked for and obtained leave

to speak, raising the problem of the "aesthetic obsolescence" of the products in inventory and asking in particular whether there was an item in the financial statements capable of protecting the Company from this risk, raising the question also whether there was anybody looking after the way in which this situation evolves. Mr. Trapani replied to these questions by explaining that the problem of "aesthetic obsolescence" is well-known to the Company, that there is an item in the financial statements entitled "Provision for obsolescence" that is calculated on the basis of the age of the products in inventory and that this is capable of ensuring that the value of inventory is always adequate and updated.

Being so entitled the shareholder Prof. Luigi Chiurazzi, the holder of 1,000 ordinary shares, asked for and obtained leave to speak, stating above all that he had not been sufficiently informed on the matter in question and asking the Company in future to send the documentation relating to the financial statements to his domicile in order for him to be able to read it in advance. Despite the fact that he recognises the unquestionable prestige of the Bulgari Group, he stated that he would still like to receive an explanation regarding the euro/dollar exchange rate, emphasising a discrepancy between that used in the balance sheet and that used in the income statement. He then asked whether it is possible to make forecasts as to trends in exchange rates and more precisely

whether there is an upwards or a downwards trend.

Mr. Trapani replied to the questions raised by Prof. Chiurazzi by stating that the issue of exchange rates had already been taken into consideration in the 2007 financial statements and that the only certain forecast is that of implementing a commercial policy which tends to reduce the speculative risks arising from possible changes in exchange rates.

The shareholder Prof. Chiurazzi took leave to speak again, asking whether it would be possible to know the name of the actuary who prepared the report describing the valuation of the employees' leaving entitlement under the new IAS accounting standards, expressing his perplexity over the reasonableness of the discount rate used and asking in addition whether he may read that report.

The Chief Executive Director replied that the Bulgari Group had engaged the services of "MERCER", the Italian subsidiary of the international group of the same name, but that in general the report cannot be provided to third parties.

Prof. Chiurazzi continued by asking for explanations about the increase in the Bulgari Group's bank loans and Mr. Trapani explained that this increase is the result of a rise in the business's production capacity and the implementation of its policy of investing in new stores and in two new Swiss companies producing watch components. The ratio between debt and equity continues to be adequate, Mr. Trapani added.

At this stage Prof. Chiurazzi raised the problem of stock options and expressed his criticism of this.
At this point I, Notary, took leave to speak to explain that this matter forms part of the Extraordinary Part of the meeting and that therefore any discussion should be deferred until that time. Prof. Chiurazzi clarified that his comments referred to the stock options of prior years, expressing his preference for the old system of investing in shares and criticising the present scheme introduced by Mr. Romiti. He also criticised the means by which option rights are exercised; in his view, an option right should not be exercised on the expiry of the exercise term but solely at the end of a person's mandate or employment. He noted furthermore that he is the President of the Italian Association of Small Shareholders (*Associazione Italiana Piccoli Azionisti -AIPA*) and that therefore what he is saying was of a general and not personal nature.
Respecting the opinion expressed by Prof. Chiurazzi, the Chief Executive Director emphasised the need to introduce systems capable of uniting business interests with those of the employees, with the aim of maximising results.
The shareholder Prof. Chiurazzi continued by stating that he approved the work carried out by the Board of Statutory Auditors, expressing his wish that the Company will not opt in future for the so-called "Dual" system of corporate governance

recently introduced by the company law reform.

Being so entitled, the shareholder Mr. Franco Angeletti, the holder of 5 ordinary shares, asked for and obtained leave to speak, expressing his perplexity over the results achieved by the Company in 2007 and stressing that there was a fall of 35% in the Parent Company's net income, and that as a consequence of this profits, the profit would only appear sufficient to enable a distribution of dividends to a restricted number of shareholders, unless the Company also wished to utilise the available reserves.

Mr. Trapani replied by stating that Bulgari S.p.A. holds 100% of the capital of all the other companies making up the Group and that therefore the results stated in the consolidated financial statements have much greater importance than those of the Parent Company.

He noted in addition that despite this being a difficult moment on the stock markets, the Company's share has performed satisfactorily as multipliers are in line with the realities of this present moment.

Being so entitled the shareholder Mr. Paolo Campiglio, the holder of 1,000 ordinary shares, asked for and obtained leave to speak, calling for an explanation of the investments made in the new stores and asking in particular whether the amounts stated in the financial statements refer to owned or leased stores. In conclusion, he asked whether it would be possible

to receive slides of the financial statements.

Mr. Trapani replied by stating that he will receive the documentation requested and that the only property owned by Bulgari S.p.A. is that one referring to the store in Via Condotti 10, Rome, whereas all the other properties are leased. This situation is based upon a business strategy designed to avoid making investments in property in order to safeguard against the risks deriving from trends in the real estate market. He clarified, additionally, that the figures in the financial statements refer to money invested in the restructuring and modernisation of stores all over the world and to amounts paid as lease surrender payments.

Nobody else asked leave to speak.

The Chairman of the Meeting declared the debate on the matter under discussion closed and therefore asked the meeting to adopt a resolution approving the financial statements of the Company for the year ended 31 December 2007 and the accompanying Report of the Board of Directors on Performance and in particular the proposal for the allocation of net income contained in that Report.

He clarified that the dividend will be put into payment from 22 May 2008 by detaching coupon no. 14 on 19 May 2008.

He noted the following:

- that votes must be cast by using the form prepared for the purpose of expressing a vote on the matter in question which

was handed to those entitled to vote as they entered the room; he asked those voting to indicate their vote, their name and the number of shares held on the form, to sign it and pass it to myself, Notary;

- that Mr. Antonelli, the holder of 4,000 ordinary shares, had left the room after completing the voting procedure and that therefore at the present moment the shareholders entitled to vote and present in the room and the number of shares entitled to vote had remained unaltered compared to the previous count.

Voting took place at **12.00 noon.**

The voting papers handed over were checked by myself, Notary, and by the Chairman of the Board of Statutory Auditors, Mr. Maurizio de Magistris, and the result of the vote was communicated to the Chairman of the Meeting.

The Chairman of the Meeting noted that the result of the vote was the following:

SHARES VOTING:

**204,047,062** shares equal to **14,283,294.34** euros

and **67.95%** (rounded to two decimal places) of share capital.

VOTES IN FAVOUR:

**202,654,562** shares

equal to **14,185,819.34** euros

and **67.48%** (rounded to two decimal places) of share capital.

VOTES AGAINST:

**19,068** shares

equal to **1,334.76** euros

and **0.01%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"F"** comprising an integral and substantial part of these minutes).

ABSTENTIONS:

**1,373,432** shares

equal to **96,140.24** euros

and to **0.46%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"G"** comprising an integral and substantial part of these minutes).

As a consequence, therefore, with the above-mentioned majority the general meeting of shareholders

- resolves -

1. To approve the financial statements of Bulgari S.p.A. for the year ended 31 December 2007, which close with net income of **51,425,355** euros, and the accompanying Report of the Directors.

2. To approve the proposal of the Board of Directors to distribute a unit dividend for 2007 of 0.32 euros per share, by distributing net income for 2007 in full (equal to 51,425,355 euros), using for the balance (equal to 44,668,584 euros) retained earnings and a part of available reserves.

3. To approve the date of 22 May 2008 as that from which prof-

its will be distributed and put into payment (by detaching coupon no. 14 on 19 May 2008).

******

The Chairman of the Meeting passed at **12.10 p.m.** to consideration of the **THIRD** matter on the Agenda of the Ordinary Part of the meeting.

In this respect he asked the Company's Chief Executive Director, Mr. Francesco Trapani, to read out the Report of the Board of Directors providing an illustration of the matter in question, lodged at the Company's registered office and with Borsa Italina within the required terms.

The Report in a copy certified by myself Notary as conforming to the respective original versions signed pursuant to law and forming part of the Company's records is attached to these minutes under the letter **"H"** and thereby constitutes an integral and substantial part of these minutes.

At **12.15 p.m.** the Chairman of the Meeting declared the discussion on the matter in question open.

He invited anyone wishing to speak to do so using the microphone made available for the purpose and to state their name or the name of the Shareholder they are representing and the number of shares held.

Shareholder Prof. Luigi Chiurazzi asked for and obtained leave to speak, requesting an explanation as to the reason behind the purchase and sale of treasury shares. More specifically,

he asked whether the purpose of this instrument was to control the market or simply for internal reasons, such as a possible stock option plan reserved for the Chief Executive Director.

Mr. Trapani replied that the purchase and sale of treasury shares is a system existing since 1995 that enables management to be given the possibility of purchasing or selling treasury shares when the need arises.

Nobody else asked leave to speak.

The Chairman of the Meeting therefore declared the debate on the matter under discussion closed and asked the meeting to adopt a resolution on the matter.

He noted the following:

- that votes must be cast by using the form prepared for the purpose of expressing a vote on the matter in question which was handed to those entitled to vote as they entered the room; he asked those voting to indicate their vote, their name and the number of shares held on the form, to sign it and pass it to myself, Notary;

- that at the present moment the shareholders entitled to vote and present in the room and the number of shares entitled to vote amounted to **204,043,062**.

Voting on the first proposal followed.

At this point Prof. Chiurazzi intervened on the matter again; I, Notary, brought it to his attention that the debate was continuing after voting had taken place and that therefore it

was not possible to minute any additional comments.

The voting papers handed over were checked by myself, Notary, and by the Chairman of the Board of Statutory Auditors, Mr. Maurizio de Magistris, and the result of the vote was communicated to the Chairman of the Meeting.

The Chairman of the Meeting noted that the result of the vote was the following:

SHARES VOTING:

**204,043,062** shares equal to **14,283,014.34** euros

and **67.95%** (rounded to two decimal places) of share capital.

VOTES IN FAVOUR:

**203,272,162** shares

equal to **14,229,051.34** euros

and **67.69%** (rounded to two decimal places) of share capital.

VOTES AGAINST:

**769,900** shares

equal to **53,893.00** euros

and **0.26%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter "I" comprising an integral and substantial part of these minutes).

ABSTENTIONS:

**1,000** shares

equal to **70.00** euros

and **0.00%** (rounded to two decimal places) of share capital.

(The vote expressed by Shareholders as per the list attached to these minutes under the letter "**L**" comprising an integral and substantial part of these minutes).

As a consequence, therefore, with the above-mentioned majority the general meeting of shareholders

- resolves -

- to approve wholly and fully the proposal of the Company's Board of Directors as per the Report on the matter in question and therefore:

1. To authorise the Chairman of the Board of Directors and the Chief Executive Director severally, pursuant to article 2357, paragraph 2, of the Italian civil code, to proceed with the purchase of treasury shares in a total number not to exceed 15,400,000 shares and at a price of between a minimum of 5 (five) euros and a maximum of 18 (eighteen) euros per share, within 18 (eighteen) months from the date of the shareholders' resolution; the purchase must take place on the Stock Exchange pursuant to article 132 of Consolidated Law 58/1998 and by the means and at the times provided by article 4.1.2 of the Regulations for Markets Organised and Managed by Borsa Italiana S.p.A..

2. To authorise, in addition, the sale of put options and the purchase of call options based on treasury shares, as a specific means of purchasing these shares and, therefore, consistent as to number, term and price (intended as the sum of the

exercise price and the premium) with the aforesaid purchase authorisation, with the explicit provision that said put options and call options shall be arranged solely with qualified dealers as per article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, and that the Company shall execute the put options by cash settlement of the differential.

3. To authorise the Chairman of the Board of Directors and the Chief Executive Director severally, pursuant to article 2357-ter of the Italian civil code, to sell treasury shares held in portfolio at a unit price which shall not however be less than 5 (five) euros; the sale shall take place on the Stock Exchange, including at the blocks, or alternatively by another means if duly authorised by the Board of Directors.

4. To authorise in addition the sale of previously acquired call options or call options based on treasury shares as a specific mean of selling previously acquired shares held in portfolio and therefore consistent as to number, term and price (intended as the sum of the exercise price and the premium) with the aforesaid sales authorisation, with the explicit provision that said call options shall be sold solely to qualified dealers as per article 31, paragraph 2, of CONSOB Regulation no. 11522 of 1 July 1998, and that the Company shall execute the call options by cash settlement of the differential.

5. To authorise, finally, the purchase of put options and call

options having the same features as those sold and in a quantity not exceeding that of the put options and respectively call options sold and, at that moment, not yet exercised.

******

The Chairman of the Meeting passed at **12.25 p.m.** to consideration of the **FOURTH** matter on the Agenda of the Ordinary Part of the meeting relating to the appointment of the members of the Board of Statutory Auditors, whose term expires on the approval of the annual financial statements for the year ended 31 December 2007.

In this respect he called on the Company's Chief Executive Director, Mr. Trapani, to read out the Report of the Board of Directors illustrating the matter in question.

The Report in a copy certified by myself, Notary, as conforming to the respective original signed pursuant to law and forming part of the Company's records is attached to these minutes under the letter **"M"** and thereby constitutes an integral and substantial part of these minutes.

The Chief Executive Director Mr. Francesco Trapani called on the meeting to dispense with a reading of the aforesaid report as it consists of a mere exposition of the procedures required to be followed by law and the Company's bylaws for the appointment of statutory auditors.

The Chairman asked the meeting to express their agreement with the proposal of the Chief Executive Director by raising their

hands.

A vote by a count of hands followed which was checked by counting the votes against the proposal and abstentions.

The proposal was approved unanimously.

At this point the Chairman informed the meeting that that by the final date of the term allowed for presenting lists of candidates - pursuant to article 17 of the Company's bylaws and article 144-sexies, paragraph 4, and article 144-octies, paragraph 2, of the Regulations for Issuers - only one list had been presented.

He therefore passed to reading the names of the candidates for the position of standing statutory auditor and substitute statutory auditor included on the list presented by the majority shareholder on 1 April and published on the Company's website:

**BULGARI S.p.A. BOARD OF STATUTORY AUDITORS LIST**

I - Standing Auditors:

1) Eugenio Pinto, born in Taranto on 20 September 1959, with domicile for the position in Rome at the firm Pinto, Piazza Barberini, 45, tax code PNT GNE 59P20 L049V;

2) Maurizio De Magistris, born in Naples on 19 April 1958, with domicile for the position in Via Ludovisi, 45, Rome, tax code DMG MRZ 58D19 F839V;

3) Gerardo Longobardi, born in Rome on 17 July 1958 with domicile for the position in Rome at the law, tax and interna-

tional firm "Puoti, Longobardi e Associati", via Panama, 68, tax code LNG GRD 58L17 H501I.

II - Substitute Auditors:

1. Tiziano Onesti, born in Rocca di Papa (RM) on 13 May 1960, with domicile for the position in Rome at the firm Onesti Via Francesco Crispi, 36, tax code NST TZN 60E13 H404I;

2. Mario Civetta, born in Benevento on 10 April 1966, with domicile for the position in Rome at the firm Pezzi in Via Pietro Cavallini, 26, tax code CVT MRA 66D10 A783S.

I should like to inform you in addition that the Company arranged for the public to be informed by making an announcement in the MF newspaper of 4 April 2008 that a list of candidates had been lodged by the majority shareholder alone and that, therefore, the election of the members of the control body would be carried out with the majorities provided by law.

The Chairman of the Meeting declared the discussion on the matter in question open.

He invited anyone wishing to speak to do so using the microphone made available for the purpose and to state their name or the name of the shareholder they are representing and the number of shares held.

The representative of Unione Fiduciaria asked for and obtained leave to speak, proposing an annual fee of 65,000.00 (sixty five thousand point zero zero) euros to the Chairman of the Board of Statutory Auditors and an annual fee of 50,000.00

(fifty thousand point zero zero) euros to the other members of the board.

Prof. Chiurazzi spoke to express his agreement with the proposal of Prof. Pinto as a candidate.

Nobody else asked leave to speak.

The Chairman of the Meeting declared the debate on the matter under discussion closed and therefore asked the meeting to adopt a resolution on the matter.

He noted the following:

- that votes must be cast by using the form prepared for the purpose of expressing a vote on the matter in question which was handed to those entitled to vote as they entered the room; he asked those voting to indicate their vote, their name and the number of shares held on the form, to sign it and pass it to myself, Notary;

- that at the present moment the shareholders entitled to vote and present in the room and the number of shares entitled to vote had remained unaltered compared to the previous count.

Voting took place at **12.35 p.m.**.

The voting papers handed over were checked by myself, Notary, and by the Chairman of the Board of Statutory Auditors, Mr. Maurizio de Magistris, and the result of the vote was communicated to the Chairman of the Meeting.

The Chairman of the Meeting noted that the result of the vote was the following:

SHARES VOTING:

**204,043,062** shares equal to **14,283,014.34** euros and **67.95%** (rounded to two decimal places) of share capital.

VOTES IN FAVOUR:

**202,857,394** shares

equal to **14,200,017.58** euros

and **67.56%** (rounded to two decimal places) of share capital.

VOTES AGAINST:

**1,122,943** shares

equal to **78,606.01** euros

and **0.37%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"N"** comprising an integral and substantial part of these minutes).

ABSTENTIONS:

**62,725** shares

equal to **4,390.75** euros

and to **0.02%** (rounded to two decimal places) of share capital.

(The vote expressed by shareholders as per the list attached to these minutes under the letter **"O"** comprising an integral and substantial part of these minutes).

As a consequence, therefore, with the above-mentioned majority the general meeting of shareholders

- adopts the resolution -

to approve wholly and fully the appointment of the statutory

auditors on the list presented by Unione Fiduciaria and to allocate an annual fee of 65,000.00 (sixty five thousand point zero zero) euros to the Chairman and an annual fee of 50,000.00 (fifty thousand point zero zero) euros to each standing auditor.

The Chairman expressed his profound thanks to the outgoing auditors in the name of the entire board for the professional skills they brought to their work and the dedication they showed in their many years of activity.

The Chairman noted that at this point Mr. Paolo Campiglio, the holder of 1,000 ordinary shares, had left the room.

******

The Chairman of the Meeting passed at **12.45 p.m.** to consideration of the **FIFTH** matter on the Agenda of the Ordinary Part of the meeting.

In this respect he called on the Company's Chief Executive Director, Mr. Trapani, to read out the Report of the Board of Directors illustrating the matter in question.

The representative of Unione Fiduciaria S.p.A. asked for and obtained leave to speak, proposing to omit a reading of the Report considering that said document had been duly lodged and made available to shareholders and anybody else concerned, had been distributed and sent to anybody making a request, with the aim of enabling them to carry out a detailed review of the document in advance, and had also been published on the Com-

pany's website, in order for it to become known.

Nobody opposed this proposal.

Noting this the Chairman of the Meeting omitted a reading of the document for illustration to the meeting and asked whether anybody wished to speak or to have any matters clarified.

Prof. Chiurazzi asked for and obtained leave to speak, requesting that a summarised description be presented to the meeting although agreeing with the request of Unione Fiduciaria to dispense with a full reading.

Mr. Trapani replied in a synthetic way by stating that the report is in accordance with the requirements of the directive issued on the subject by CONSOB and those of the Corporate Governance Code issued by Borsa Italiana, with the exception of the principle stating that a director loses his independence nine years from the start of his mandate, the appointment of a leading independent director and the formation, within the Board, of an appointments committee; the Company believes that it need not carry out these recommendations.

Nobody else asked leave to speak.

The Report in question, in a copy certified by myself, Notary, as conforming to the original version signed pursuant to law and forming part of the Company's records, is attached to these minutes under the letter **"P"**, and thereby constitutes an integral and substantial part of these minutes.

The Chairman of the Meeting passed at **12.55 p.m.** to considera-

tion of the **FIRST** matter on the Agenda of the Extraordinary Part of the meeting relating to the proposal to increase share capital by payment, divisible and to be subscribed by the issue of a maximum of 1,800,000 (one million eight hundred thousand) ordinary shares each of par value 0.07 euros, with the exclusion of option rights for shareholders pursuant to article 2441, paragraph 5, of the Italian civil code, as the shares are reserved for the Chief Executive Director, Mr. Francesco Trapani.

I invited the director Mr. Giulio Figarolo di Gropello, a member of the Compensation Committee, to read the Report of the Board of Directors illustrating the matter, which had been lodged at the Company's registered office and with the company managing the market within the required terms.

The report itself, in a copy certified by myself, Notary, as conforming to the original version signed pursuant to law and forming part of the Company's records, is attached to these minutes under the letter **"Q"**, and thereby constitutes an integral and substantial part of these minutes.

Further the Chairman noted that, the auditing company KPMG S.p.A. in its report dated 3 April 2008, lodged at the Company's registered office within the terms of law, stated that it considers approprieate the criteria used by the Board of Directors to determine the issue price of the shares to be issued on carrying out the proposed capital increase.

The report itself, in a copy certified by myself, Notary, as conforming to the original version signed pursuant to law and forming part of the Company's records, is attached to these minutes under the letter **"R"**, and thereby constitutes an integral and substantial part of these minutes.

The Chairman of the Meeting declared the discussion on the matter in question open.

He invited anyone wishing to speak to do so using the microphone made available for the purpose and to state their name or the name of the shareholder they are representing and the number of shares held.

Prof. Chiurazzi intervened to express his disagreement on the matter in question, believing it to be barely ethical or moral, clarifying that his criticism did not regard personally the Chief Executive Director Mr. Trapani, but rather the Italian system as a whole. He additionally noted that if the resolution on the agenda were not to be passed, the Company would obtain a great deal of publicity which would assure it greater visibility and also higher earnings, opening up thereby a new era in its business policy.

The Chairman Mr. Paolo Bulgari took leave to speak, agreeing with the views expressed but stating that in reality stock option plans are tools which enable businesses to be managed well.

Repeating his opinion on the matter Prof. Chiurazzi stated

that he would vote against the matter in question.

Mr. Angeletti then intervene stating that, despite the fact that he recognises Mr. Trapani's managerial skills, he would like to express his perplexity over the reservation in his exclusive favour of the increased part of capital, since that could raise doubts as to the high professional level of others within the Company who are likewise skilled and deserve to be adequately compensated.

Mr. Trapani replied that the reserve over the capital increase in favour of the Chief Executive Director is in accordance with the requirements established by the code on this matter and with the contents of the report of the board of directors; he noted additionally that other stock plans exist which are reserved for employees of the Company and the Group.

Nobody else asked leave to speak.

The Chairman of the Meeting therefore declared the debate on the matter under discussion closed and asked the meeting to adopt a resolution on the matter.

He noted the following:

- that votes must be cast by using the form prepared for the purpose of expressing a vote on the matter in question which was handed to those entitled to vote as they entered the room; he asked those voting to indicate their vote, their name and the number of shares held on the form, to sign it and pass it to myself, Notary;

- that at the present moment the shareholders entitled to vote and present in the room and the number of shares entitled to vote amounted to **204,042,062**.

Voting took place at **13.10 p.m.**.

The voting papers handed over were checked by myself, Notary, and by the Chairman of the Board of Statutory Auditors, Mr. Maurizio de Magistris, and the result of the vote was communicated to the Chairman of the Meeting.

The Chairman of the Meeting noted that the result of the vote was the following:

SHARES VOTING:

**204,042,062** shares

equal to **14,282,944.34** euros

and **67.95%** (rounded to two decimal places) of share capital.

VOTES IN FAVOUR:

**202,571,522** shares

equal to **14,180,006.54** euros

and **67.46%** (rounded to two decimal places) of share capital.

VOTES AGAINST:

**1,465,540** shares

equal to **102,587.80** euros

and **0.49%** (rounded to two decimal places) of share capital.

(The vote expressed by Shareholders as per the list attached to these minutes under the letter **"S"** comprising an integral and substantial part of these minutes).

ABSTENTIONS:

**5,000** shares

equal to **350.00** euros

and **0.00%** (rounded to two decimal places) of share capital.

(The vote expressed by Shareholders as per the list attached to these minutes under the letter **"T"** comprising an integral and substantial part of these minutes).

As a consequence, therefore, with the above-mentioned majority the general meeting of shareholders

- resolves -

to approve wholly and fully the proposal of the Board of Directors.

Following this, with no further matters on the Agenda to discuss and with nobody asking leave to speak, the Chairman of the Meeting thanked those present for having attended and declared the meeting closed at **13.25 p.m.**.

******

The Appearing Parties exempt myself, Notary, from reading the attachments, stating that they have full knowledge of them.

******

As required I have drawn up the above minutes, in Rome, describing the preceding events, which in accordance with law are signed by the Appearing Party and myself, Notary, following a reading made by myself, Notary, to the Appearing Party himself who, on my request, stated them to be fully in compli-

ance with his wishes.

This deed was typed by a person in whom I trust and by hand by myself, Notary, in eleven sheets consisting of forty one pages and the forty second (sic) up to here.

# BVLGARI

Sede in Roma, Via dei Condotti, 11
Capitale sociale Euro 21.020.549,20 i. v.
Registro delle imprese di Roma n. 2031/59
C.C.I.A.A Roma n. 69511 – C.F. n. 00388360588

The shareholders of Bulgari S.p.A. are called to attend Ordinary and Extraordinary Shareholders' Meetings to be held at Hotel VISCONTI in Rome, Via Federico Cesi, 37 on 18 April 2008 at 11 am in first call and in second call if necessary on 21 April 2008 at the same time and place to discuss and resolve on the items on the following agenda:

**Ordinary sitting:**

1. Appointment of a director pursuant art. 2386 cc. and determination of his fee;
2. The financial statements at 31 December 2007, the reports of the Board of Directors, the Board of Statutory Auditors and the Independent Auditors; the allocation of net profit; the presentation of the consolidated financial statements at 31 December 2007; related and ensuing resolutions;
3. Proposal to authorise the Company to purchase and sell its own shares including through transactions involving financial instruments (put and call options); related and ensuing resolutions;
4. Appointment of Statutory Auditors for the period 2008-2010 and determination of their fees;
5. Annual disclosures in relation to the system of corporate governance.

**Extraordinary sitting:**

1. Proposal to increase share capital by cash payment, divisible, to be subscribed by the issue of up to 1,800,000 (one million eight hundred thousand) ordinary shares each of par value Euro 0.07, reserved for the Managing Director Dr. Francesco Trapani in accordance with article 2441, fifth paragraph, of the civil code; consequent granting of powers to the Board of Directors to execute such increase, as necessary in more than one instalment; related and ensuing resolutions.

Shareholders may attend the meeting if they have deposited the requisite certificates issued by an intermediary authorised under prevailing regulations.
Explanatory reports prepared by the directors on the items included in the agenda, together with the related proposals for discussion and approval, will be made available to the public at the Company's Headquarters at Lungotevere Marzio 11, Rome and at Borsa Italiana S.p.A. within the time period provided for by law. Shareholders may obtain a copy of these documents.
The appointment of the Statutory Auditors will be made through submission of slates by shareholders who alone or together with other shareholders hold a total number of shares representing at least 1.5% of the voting share capital, pursuant art. 17.2 of the current by laws of the Company.
The present notice has been published in issue no. 31 of the Official Journal dated 13 March 2008.

For the Board of Directors
The Chairman
Paolo Bulgari

## Report on the appointment of a Director pursuant to and for the effects of Art. 2386 of the Italian Civil Code and determination of the corresponding fee

Ordinary part – 1st point on the agenda General Meeting of 18/4/2008

Shareholders,

The Board of Directors would like to inform you that it is necessary to appoint a director pursuant to Art. 2386 of the Italian Civil Code.
On 18 January 2008, in fact, following the resignation of a director, Mr. Vito Varvaro, the Board of Directors appointed Engineer Paolo Cuccia as director by co-option; as set forth in Art. 2386 of the Italian Civil Code, he has held office up to today's General Meeting.
It is recalled that during the co-option, Engineer Cuccia has declared, under his own responsibility, that there are no causes for non-eligibility and incompatibility, and that he possesses the qualifications required for holding office under current legislation.
The General Meeting, therefore, is specifically called upon, pursuant to the law and the Articles of Association, to appoint a director pursuant to Art. 2386 of the Italian Civil Code, and to determine the corresponding fee.

It is recalled that the regulations contained in the Articles of Association in force for the appointment of directors by the list vote mechanism shall not be applicable when the appointment takes place in circumstances not involving the renewal of the entire Board of Directors; in these circumstances, the General Meeting shall vote with the majority provided for by law and without following the list vote mechanism.

Having stated all this, the Board of Directors, considering the provisions of the law and the Articles of Association with regard to the composition, duration, procedures for appointment and remuneration of the Board of Directors,

hereby requests the General Meeting:

- To appoint a Company director pursuant to and for the effects of Art. 2386 of the Italian Civil Code; and
- To determine the annual fee of the member of the Board of Directors thus appointed.

Yours faithfully

Paolo Bulgari
Rome, 11 March 2008

## Report of the Board of Directors illustrating the proposal of separate increase of share capital through payment pursuant to Art. 2441 para. 5 of the Italian Civil Code

**Extraordinary Part – 1st point on the agenda** **General Meeting of 18/4/2008**

---

Shareholders,

At the meeting of 29 February 2008, the Board of Directors decided to call upon you to approve the Company's share capital increase by the issue of a maximum of No. 1,800,000 ordinary shares, with the exclusion of the shareholders' right of option pursuant to Art. 2441, para. 5, with the same being reserved to the Chief Executive Officer Mr. Francesco Trapani.

The exclusion of the right of option is justified by the corporate interest of providing incentives, through the mechanism of stock options, to the Chief Executive Officer as the principal person with operational responsibility for the Company, as already done in the past and considering that the stock option plan approved in the resolution of 2005 and subsequently amended, has been implemented with the granting of all the options provided for therein.

Due to the same reasons supporting the approval of the previous plan, also taking into account the major corporate results achieved, this type of incentive should also be maintained for the 3-year period 2008-2010, likewise considering that the use of stock options is a widespread market practice, especially as a valid tool for retention of the most deserving members of top management.

The shares to be issued therefore form part of a stock option plan, the implementation of which shall be assigned to the Board of Directors with right of delegation to the Chairman according to the proposal in the terms set forth below and submitted for approval by the Meeting.
The deadline for subscription shall be 31 December 2017 since the Board intends to (i) reserve the right to grant subscription rights (options) up to the year 2010 and to (ii) ensure the vesting of the options once a certain period has elapsed from their granting, and that the options may be exercised for a sufficiently long period after such vesting.

The issue price of the shares shall be determined by the Board of Directors of the Company, with right of delegation to the Chairman, at the time of granting of the subscription rights, at a price per share, inclusive of premium and nominal value, equivalent to the arithmetic mean of the official prices recorded by Bulgari shares on the Electronic Share Market (Mercato Telematico Azionario), organised and managed by Borsa Italiana S.p.A. in the month previous to the date of granting (with previous month being defined as the period from the date of granting of the options to the same day of the previous month, and recalling that in this period, for purposes of arithmetic calculation, the only days taken into account shall be those on which the Stock Exchange is open and on which ordinary shares of Bulgari S.p.A. have actually been traded). The issue price may not in any case be lower than the one determined, in accordance with the provisions of para. 6 of Article 2441 of the Italian Civil Code, on the basis of the value of the net assets of the Company resulting from the last financial statements approved before the date of granting of the subscription rights, also taking into account the trends in the share price over the last half.

The Board of Directors believes that reference to the mean value of stock market prices in the month previous to the date of granting of the options, expressing the value of the Company on the basis of the capitalisation of the shares traded on the market, represents an adequate criterion for determining the issue price.

The Board likewise believes that the minimum limit established with regard to the value of the net assets shown in the last financial statements approved before the granting of the subscription rights, also taking into account the prices recorded in the last half, in any case allows us to verify that the price determined on the basis of the criterion stated above, in the period when it is intended to undertake the granting of the subscription rights, is in accordance with the principles set forth in Art. 2441, para. 6 of the Italian Civil Code.

The date of enjoyment of the shares issued shall be 1 January of the financial year in which the subscription takes place.

The Board of Directors, which may delegate the Chairman for this purpose, shall therefore be entitled and not obliged to attribute the subscription rights and may set forth any other condition for granting, including, without limitation, the time for subscription within the maximum time limit of 31 December 2017, the corresponding amounts, the period starting from the granting beyond which the options may be exercised, the disposal of options not yet exercised or which may not be exercised in case of termination, for any reason, of the relationship between the Chief Executive Officer and the Company, the changes in case of changes in social security, tax or other legislation relevant for the implementation of the stock option plan.

The following resolution is therefore submitted to the General Meeting for approval:

*"The share capital is hereby increased by payment, in separate form, by the issue of a maximum no. 1,800,000 (one million eight hundred thousand) shares with a nominal value of Euro 0.07 each. The capital increase is reserved, pursuant to Article 2441, para. 5 of the Italian Civil Code, to the Chief Executive Officer Mr. Francesco Trapani, to whom the Board of Directors, which may delegate the Chairman for this purpose, may grant in one or more lots the relative subscription rights within the maximum limit of 31.12.2010.*
*The capital increase may be subscribed on the basis of the options granted in this way up to the maximum of 31.12.2017, and should it not be entirely subscribed by that date, the capital increase shall be set at the lower amount resulting from the subscriptions which have taken place.*

*The issue price of the shares shall be determined by the Board of Directors of the Company, with right of delegation to the Chairman, at the time of granting of the subscription rights, at a price per share, inclusive of premium and nominal value, equivalent to the arithmetic mean of the official prices recorded by Bulgari shares on the Electronic Share Market (Mercato Telematico Azionario), organised and managed by Borsa Italiana S.p.A. in the month previous to the date of granting (with previous month being defined as the period from the date of granting of the options to the same day of the previous month, and recalling that in this period, for purposes of arithmetic calculation, the only days taken into account shall be those on which the Stock Exchange is open and on which ordinary shares of Bulgari S.p.A. have actually been traded). The issue price may not in any case be lower than the one determined, in accordance with the provisions of para. 6 of Article 2441 of the Italian Civil Code, on the basis of the value of the net assets of the Company resulting from the last financial statements approved before the date of granting of the subscription rights, also taking into account the trends in the share price over the last half.*

*The date of enjoyment of the shares issued shall be 1 January of the financial year in which the subscription takes place; these shares have the same rights as ordinary shares already issued.*

*The Board of Directors, with right of delegation to the Chairman, shall be endowed with all powers for the implementation of this resolution, including, without limitation, the right to determine the time of granting of the subscription rights within the maximum time*

*limit set forth above, to determine the amount of subscription rights to be granted, also in several lots, the period starting from the granting beyond which the options may be exercised, the disposal of the subscription rights not yet exercised or which may not be exercised in case of termination, for any reason, of the relationship between the Chief Executive Officer and the Company, the changes in case of changes in social security, tax or other legislation relevant for the implementation of the stock option plan.*

Rome, 29 February 2008
For the Board of Directors
The Chairman
Mr Paolo Bulgari

# REPORT OF THE BOARD OF DIRECTORS ON THE PROPOSAL TO PURCHASE AND SELL THE COMPANY'S OWN SHARES

Ordinary Shareholders' Meeting of 18 April 2008 — 3rd item on the agenda

Shareholders,

The Board of Directors believes it appropriate to convene you and to present for your approval a new proposal to purchase and sell the Company's own ordinary shares to replace that currently in force, which will accordingly be revoked at the date of the shareholders' resolution.
Purchase and sale transactions of the Company's own shares, which require the authorisation of shareholders in general meeting, can be carried out from time **(i)** to assist in stabilising movements in the price of the share and to facilitate its liquidity on the stock market, or **(ii)** to establish a portfolio of own shares that may be used in relation to the issue of convertible debentures or debentures with warrants, or **(iii)** to enable a reduction in share capital to be carried out through their cancellation.

Within the limits set forth by the Shareholders meeting last April 24th, 207, the Company, during the whole 2007, (i) purchased n. 1,671,300 ordinary shares at an average medium price of Euro 10.10, and (ii) sold n. 871,300 ordinary shares at an average medium price of Euro 10.81.
At 31 December 2007 the Company held n. 800,000 ordinary shares at an average medium price of Euro 10.01.

Consistent with the provisions of article 2357 of the civil code, under which "the Company may not purchase its own shares other than within the limits of the distributable profits and reserves stated in the most recent financial statements approved by shareholders", the Board requests you to authorise the purchase and sale of the Company's own ordinary shares, as appropriate also through the use of put and call options, these being derivative financial instruments, up to a maximum of 15,400,000 own shares.

The purchase price will be in the range between Euro 5 and Euro 18 for each ordinary share.
The minimum and maximum prices have been determined under the assumption that there may be variations, either increases or decreases, in the price of the ordinary share.

The transaction will be carried out within the ceiling of the distributable profits and reserves stated in the most recent financial statements approved by shareholders, as required by article 2357 of the civil code, and in particular through the use of the share premium reserve.

The authorisation to purchase will have a duration of eighteen months from the date of the shareholders' resolution and purchases will have to be carried out in conformity with the prevailing legislative regulations.

Purchase transactions will be made on the market, in order that all shareholders receive an equal treatment, in accordance with article 132 of legislative decree no. 58 of 24 February 1998.

If the purchase operation is being performed in order to reduce share capital through the cancellation of the shares acquired, then it is stated as of now that any difference between the nominal value of the shares and their purchase price will be compensated by the use of the SHARE PREMIUM ACCOUNT.

The means of carrying out a reduction and cancellation of the Company's own shares held in portfolio and the terms and conditions for the conversion of debentures or the exercising of warrants to subscribe to the own

shares, will be discussed at an extraordinary shareholders' meeting called with the specific objective of taking decisions on such operations.

****************

The following resolutions regarding the above matters are placed before the Ordinary Shareholders' Meeting for its approval:

1. In accordance with the second paragraph of article 2357 of the civil code, to authorise the Chairman of the Board of Directors and the Managing Director, singly, to proceed with the purchase of own shares, in the 18 month period following the date of the shareholders' resolution, up to an overall amount not exceeding 15,400,000 shares, at an unit purchase price in the range between a minimum of Euro 5 and a maximum of Euro 18, and within the limits of the distributable profits and reserves available,; the purchase must be made on the Stock Exchange in accordance with article 132 of the consolidated law T.U. 58/1998 and under the procedures and within the hours of business provided in article 4.1.2 of the Regulations of the Markets Organised and Administered by Borsa Italiana S.p.A..

2. To authorise in a similar manner the sale of put options and the purchase of call options having as their object the Company's own shares, as a particular means of purchase of such shares; such transactions must therefore be consistent as to number, duration and price (meaning the sum of the exercise price plus any premium) with the above-mentioned authorisation to purchase, with the express expectation that said put and call options will be placed solely with qualified operators as per article 31, paragraph 2, of Consob Regulation no. 11522 of 1 July 1998 and that the Company will execute such put options through a cash settlement.

3. In accordance with article 2357 ter of the civil code, to authorise the Chairman of the Board of Directors and the Managing Director, singly, to sell own shares held in portfolio at a unit price not, however, less than Euro 5; the sale must be made on the Stock Exchange, also at the blocks, or in a different manner if so authorized by the Board of Directors.

4. To authorize in a like manner the sale of previously acquired call options or call options whose object is the Company's shares, as a particular means of selling own shares held in portfolio and purchased at a prior date; such transactions must therefore be consistent as to number, duration and price (meaning the sum of the exercise price plus any premium) with the above-mentioned authorisation to sell, with the express expectation that said call options will be sold exclusively to qualified operators as per article 31, paragraph 2, of Consob Regulation no. 11522 of 1 July 1998 and that the Company will execute such call options through a cash settlement.

5. Finally, to authorize the purchase of put and call options having the same characteristics as those sold, for a quantity not exceeding that of the put options and, respectively, the call options sold but, at that date, not yet exercised.

Rome, 11 March 2007

For the Board of Directors
The Chairman
Paolo Bulgari

**Annual report of the Board of Directors on the Corporate Governance model adopted by Bulgari S.p.A. in compliance with the recommendations of the Self-Regulation Code**

**IA.2.12 Instructions accompanying the Market Rules**

5th item on the agenda — General Meeting of 18/4/2008

Shareholders,

At the meeting of 11 March 2008, the Board of Directors of Bulgari S.p.A. decided to update the report already made available upon the approval of the individual and consolidated financial statements at 31 December 2006 providing a new report comparing the corporate governance rules of Bulgari S.p.A. and the provisions contained in the new Self-Regulation Code of Listed Companies (the "Code") published by Borsa Italiana in March 2006.

In this report, Bulgari S.p.A. provides a brief description of the corporate governance system adopted, indicating the elements deemed to be relevant for a correct understanding of the same, in accordance with the requirements of the law and CONSOB regulations.

Bulgari S.p.A. is the holding company that owns the Bvlgari brand, which is granted under license to commercial companies for the management of the single-brand Bvlgari stores in Italy and in the rest of the world. Besides holdings in commercial companies, Bulgari S.p.A. holds all the shares of the companies undertaking activities of production and distribution of watches, jewellery, perfume and accessories with the Bvlgari brand name. For an overall view, reference is made to the attached structure of the Group at 31.12.2007.
Bulgari S.p.A. is a company listed on the regulated Italian stock market and as such acts in compliance with the law and regulations issued from time to time. In particular, there is significant attention to transparency of the shareholders' market, implemented by the publication of press releases illustrating the most economically important transactions and periodical accounting results.

**Information on ownership structure (pursuant to Art. 123-*II* Finance Consolidation Act (TUF))**
The share capital, subscribed and paid in, of Bulgari S.p.A., amounted on 31/12/2007 to Euro 21,020,549.20 divided into 300,293,560 ordinary shares with a value of Euro 0.07 each.
On the date of the drawing up of this report, the shareholders with stakes exceeding 2%, according to the communications received pursuant to Art. 120 TUF, were as follows:

| | |
|---|---|
| ✓ **UNIONE FIDUCIARIA SPA** | **51.35%** of which : |
| o Paolo Bulgari | 23.47% |
| o Nicola Bulgari | 23.47% |
| o Francesco Trapani | 4.40% |
| ✓ **SCUDDER KEMPER INVESTMENTS INC** | **2.71%** |
| ✓ **CAISSE DES DEPOTS ET CONSIGNATIONS** | **2.23%** |
| ✓ **HARRIS ASSOCIATES Lp** | **2.10%** |
| ✓ **OPPENHEIMERFUNDS INC.** | **2.10%** |

The shareholders Messrs. Paolo Bulgari, Nicola Bulgari and Francesco Trapani have signed a blocking and voting syndicate, duly notified in detail to the CONSOB in the original text and in the subsequent amendments, within the required terms, and in the text in force, deposited and registered

at the Rome Company Register on 27 July 1998 pursuant to the combined effects of Art.122 and 207 of Italian Legislative Decree 24 February 1998 No. 58 and subsequent provisions in this regard; on 31/12/2007 this Blocking and Voting Syndicate is binding on No. **154,186,348** ordinary shares equivalent to approximately **51.35%** of the Share Capital (of which No. 70,490,000 owned by Mr. Paolo Bulgari, No. 70,490,000 owned by Mr. Nicola Bulgari and No. 13,206,348 owned by Mr. Francesco Trapani) of which Unione Fiduciaria S.p.A. is in charge under an appointment made by the participants in the syndicate, also for purposes of exercising the connected rights.
The General Meeting of 24 April 2007 authorised the Chairman of the Board of Directors and the Managing Director to separately proceed, within 18 months from the date of the resolution by the meeting, for the purchase of own shares, for a total number not exceeding 25,700,000, at a unit purchase price between a minimum of 5 Euro and a maximum 18 Euro for each share, and in any case, within the limits of the profits available for distribution and the reserves available resulting from the last approved financial statements; purchase shall take place on the Stock Market pursuant to Art. 132 of Consolidation Act (TU) 58/1998 and with the procedures and times set forth in Art. 4.1.2 of the Rules of Markets Organised and Managed by Borsa Italiana S.p.A.
On 31/12/2007 Bulgari S.p.A. held No. 800,000 own shares in its portfolio.
In 2007, an agreement was stipulated between the company and the Managing Director for the purpose of regulating the assignment to the same of a special premium or indemnity in the case of revocation of his office or duties delegated to him without proper cause to an extent equivalent to the gross amount calculated by multiplying by twenty-eight the monthly average of all the fees received by the Managing Director in the 24 months of activity previous to the date of revocation of his office or duties delegated to him.

**The Board of Directors, role and composition; remuneration of directors**

The organisational structure of Bulgari S.p.A. is based on the traditional model in which corporate management is assigned exclusively to the Board of Directors, the central body in the corporate governance system, with a leading role in the strategic guidelines, and the transparency and correctness of the management choices within the Company and with regard to the market.

Supervisory functions are attributed to the Board of Statutory Auditors and accounting control functions to the auditing company appointed by the General Meeting. The Board of Directors has a key role in the definition of the Group strategies, assigns and revokes the roles delegated to the managing director and determines the remuneration of the managing director and the other directors with special duties. The Board supervises the general processes of management taking into account, in particular, the information received by the Managing Director, periodically comparing the results achieved with those planned.

Following the recent formalisation by the company of the procedure for regulating the transactions with related parties, as illustrated below, the Board examines and approves in advance the most important operations of the Company and its subsidiaries, as specified in such Procedure.

The Board, even if not required by the Articles of Association, shall generally convene at least on a quarterly basis in line with the provisions of the Self-Regulation Code and in any case whenever required to do so in the interest of the Company, when an operation of strategic importance for the Company or for the Bulgari Group must be approved, or when it exceeds, in subject or value, the limits of the role delegated to the Managing Director and the Chairman of the Board. The meetings of the Board are planned on the basis of a calendar approved at the beginning of the year to favour the maximum participation of directors in the meetings.

In 2007, 8 meetings of the Board of Directors were held. Managers of the Company or external persons, when deemed suitable, participate in the meetings of the Board of Directors in order to provide a specialised contribution to the subjects discussed.
The Company informed the market, in November 2007, of the calendar of corporate events for the year 2008 with indication of the dates of the Board meetings for the approval of economic and financial data, for analysis of the preliminary results at 31 December 2007 and at 30 June 2008 as well as of the Annual General Meeting. The calendar was then adjusted on 4/2/2008 to take into account the indications set forth in the legislative decree implementing the Transparency Directive.
The documentation regarding the subjects discussed in each Board meeting is promptly sent to all the Board members, save for cases of necessity and urgency; the directors shall receive the documentation and information necessary to enable the Board to take decisions with the awareness of the subjects submitted for its evaluation.
The Company Articles of Association (Art. 12) already provides, in accordance with the provisions introduced in 2006 by the law on the Protection of Savings, that the appointment of the members of the Board of Directors shall take place by using the "list vote" system. In applying this mechanism, the Board of Directors is appointed on the basis of lists presented by the shareholders, deposited at the registered office of the Company and published on a nationally distributed newspaper at least 15 days before the holding of the General Meeting. Each candidate for the office of Director is required to deposit a declaration of acceptance of the candidacy and certification that there are no causes for non-eligibility and incompatibility; moreover, for each candidate, a curriculum vitae is deposited, containing their personal and professional characteristics, with the declaration of being independent, as the case may be, and the indication of the roles of directorship and control in companies other than those of the Bulgari Group.
The mechanism of the list vote has the aim of ensuring that the Board of Directors has candidates of the so-called minority shareholders. The threshold for the presentation of the lists of candidates is already set by the Articles of Association at 2.5% of the share capital with voting rights in the ordinary General Meeting, save for a different percentage determined at the maximum allowed by the law, regulations or decrees.
The Board, on the basis of the information received from the directors, annually announces and publishes, in the report on corporate governance, the directorships or memberships of other Boards of Statutory Auditors of the directors in these companies.
This system is not the result of provisions of the Articles of Association, but rather of consolidated corporate practice.

The composition of the Board of Directors complies with the recommendations of the Stock Market Self-Regulation Code, guaranteeing both the number and the authoritativeness of non-executive directors whose opinion may have a significant weight in the taking of Board decisions, and ensuring an adequate number of independent directors. In this regard the Board has complied with the indications of the Code on the notion of the independence of directors, except for the criterion stated in point 3.C.1 letter e) according to which persons who have been directors of the issuer for over nine years in the past twelve years cannot be deemed to be independent. The Board has determined that this criterion as such is not a factor causing the lack of independence of the director. The Board has not deemed it necessary to appoint within the Board a "lead independent director", since the independent directors participate assiduously and actively in the meetings of the Board and the work of the internal committees.
The General Meeting of 24 April 2007, with the majority required by law, appointed the new Board of Directors, setting the number of members at 7 and setting the duration at three financial years (and therefore up to the approval of the financial statements at 31.12.2009). The proposing shareholder has provided the profile of the single candidates, in order to provide information on their characteristics for purposes of awareness in the exercise of the voting rights. Later, on 18

January 2008 the Board of Directors co-opted Engineer Paolo Cuccia to replace the director Vito Varvaro who resigned for reasons of professional incompatibility.

There follows the composition of the Board of Directors at 31 December 2007 and the positions held by the directors in other listed companies, financial, banking or insurance companies or companies with a relevant size:

- Paolo Bulgari (Chairman)
- Nicola Bulgari (Vice Chairman)
- Francesco Trapani (Managing Director)
- Claudio Costamagna - director in Luxottica SpA and DEA Capital S.p.A.
- Vito Varvaro (replaced, pursuant to Art. 2386 c.c., on 18 January 2008 by Paolo Cuccia)
- Giulio Figarolo di Gropello
- Claudio Sposito - Chairman and Managing Director in Clessidra Sgr S.p.A. and in Clessidra Infrastrutture Sgs S.p.A., Director of Moby S.p.A., Director of Investimenti Infrastrutture S.p.A., a company owning a qualified holding in Gemina S.p.A., and finally, director in Aeroporti di Roma S.p.A.

On the basis of the statements made by the persons concerned, the majority of Directors (4 directors out of 7): Giulio Figarolo di Gropello, Claudio Costamagna, Claudio Sposito and Paolo Cuccia, are currently considered to be independent pursuant to the Self-Regulation Code (save for what is stated in this regard in criterion 3.C.1 letter e)) and the laws regarding the independence of the auditors.
The composition of the Board of Directors is likewise in compliance with the provisions of the new law on savings with regard to the presence of at least one Director having the requisites of independence set forth in Italian Legislative Decree No. 58/1998, as amended by the law on savings, for auditors.
The Board of Directors has undertaken a process of self-assessment of its performance and independence of its members resulting in a positive assessment on the size, composition and functioning of the Board itself and its Committees as well as on the independence of the directors.
The curricula of the directors holding office are available on the company website at www.bulgari.com, Shareholders Info section.
The members of the Board of Directors receive an annual fee, set by the General Meeting for the entire period of duration of the office, as well as the reimbursement of expenses incurred in relation to their appointment. The Board, after examining the opinion of the Board of Statutory Auditors, shall determine the remuneration of the directors holding particular positions.
The Chairman and Managing Director periodically refer to the Board in relation to the most important economic and financial operations. The Chairman and Managing Director separately summon and co-ordinate the meetings.
The Managing Director, with the help of other directors and external consultants, ensures that the Board is informed about the main legislative and regulatory innovations regarding the Company and the corporate bodies, and provides for the management of confidential information and the disclosure of price-sensitive information to third parties in compliance with the CONSOB regulations and the relevant corporate procedures as indicated below in the specific paragraph of this report.
In this regard, all the directors are urged to ensure that documents and information acquired in the undertaking of their tasks remain confidential.
Ample powers of ordinary and extraordinary administration are conferred on the Chairman of the Board of Directors and the Managing Director and are exercised with free and individual separate signature, in all of the Company's sectors of activity. The delegation of the Chairman's powers, similar to those of the Managing Director, guarantees that there can at no time be any "vacancy" of management in case the Managing Director is unable to exercise his powers.

In addition to the powers attributed on an exclusive basis in Art. 2381 of the Italian Civil Code, the following powers shall remain exclusively with the Board of Directors:

- When the commitment exceeds thirty (30) million Euro (or the equivalent in another currency) for each single operation, buying and selling shareholdings, setting up new companies or associations in Italy and abroad, undertaking operations on the capital of new or already existing companies;
- When the commitment exceeds thirty (30) million Euro (or the equivalent in another currency) for each single operation, stipulating borrowing operations and issuing guarantees;
- Acquiring goods and services, when the commitment exceeds two (2) million Euro (or the equivalent in another currency) for each single operation;
- Buying and selling real estate, except for operations with controlled companies, directly or indirectly;
- Granting and disposing of licenses for trademarks, names and rights on intellectual property and inventions belonging to the company, except for temporary granting of the same. Moreover, the Board:
  - ✓ Elects from among its members the Chairman and Vice Chairman and a Secretary, who may also not be a Shareholder or Director.
  - ✓ Elects from among its members the Managing Director, delegating to the latter, individually and separately from other Directors, wholly or partially, their attribution, and determining the powers and possible areas or sectors of jurisdiction and fees, within the limits set forth in Art. 2381 of the Italian Civil Code.
  - ✓ Determines the remuneration of the Executive Directors and those who hold particular positions, pursuant to Art. 2389, para. 2 of the Italian Civil Code;
  - ✓ Assigns and revokes delegations issued to parties not forming part of the Board, such as Central Directors and/or Company Top Managers, defining the limits and operational procedures;
  - ✓ Through the Chairman, refers to the shareholders in the General Meeting.

**Remuneration Committee and Committee for proposed appointments of directors.**

The Remuneration Committee is composed by directors Claudio Sposito, with functions of Chairman, Paolo Cuccia and Giulio Figarolo di Gropello, all independent and non-executive directors.

In 2007, the Committee met twice in order to propose to the Board of Directors, on the basis of the indications provided by directors delegated for this purpose, the adoption of general criteria for the remuneration of managers with strategic responsibility, overseeing, on the basis of the information provided by the directors appointed for this purpose, their application and also proposing general recommendations to the Board of Directors on possible stock option plans to approve or shares to assign (under stock option plans already approved) to Company and Group directors and managers.
During Board resolutions for assigning to the Managing Director and employees of the Company and/or the Group options for the subscription of shares resulting from capital increases approved by Extraordinary General Meetings of the Company, the Remuneration Committee has confirmed, also in 2007, their opinion in favour of the use of stock options as an element for the remuneration of the Company's top management.
The remuneration parameters of the Managing Director refer to the economic results of the Group, since they also consist of a variable amount proportional to the consolidated net profit of the Group; he may likewise benefit from stock option plans approved by Extraordinary General Meetings of the Company, after also consulting the Remuneration Committee.

The company has not set up a Committee for proposed appointments to the office of Director, considering the nature of the Company shareholding, in which there has never been any difficulty in identifying candidates.
There follow the fees received by the members of the Company Board of Directors in 2007, as shown in the draft financial statements deposited at the same time as this report:

- Paolo Bulgari Euro 213,445,000
- Nicola Bulgari Euro 136,715,000
- Francesco Trapani Euro 3,529,800,000
- Claudio Costamagna Euro 45,000 (plus Euro 30,000 as Chairman of the Internal Audit Committee)
- Giulio Figarolo di Gropello Euro 45,000 (plus Euro 10,000 as member of the Remuneration Committee and Euro 20,000 as member of the Internal Audit Committee)
- Claudio Sposito Euro 45,000 (plus Euro 10,000 as member of the Remuneration Committee)
- Vito Varvaro Euro 45,000 (plus Euro 10,000 as member of the Remuneration Committee and Euro 20,000 as member the Internal Audit Committee)

**Internal audit system**
The internal audit system is the set of rules, procedures and organisational structures aimed at allowing, through an adequate process of identification, measurement, management and monitoring of the main risks, the management of a healthy and correct enterprise in accordance with the set objectives.
The internal audit system helps to guarantee the adequacy of the corporate processes in terms of effectiveness, efficiency and good economic management, to guarantee the reliability and correctness of financial information and the safeguarding of the company assets, and to ensure compliance with external and internal regulations.

The Board of Directors has defined the guidelines of the internal audit system, in such a way that the main risks affecting Bulgari S.p.A. and its subsidiaries are correctly identified, as well as adequately measured, managed and monitored, likewise determining criteria for the compatibility of these risks with a healthy and correct management of the company. The Board of Directors likewise assesses the adequacy of the internal audit system with respect to the characteristics of the company.
For this purpose, the Board utilises the Internal Audit Committee, and the Person in charge of Internal Audit, who is the person responsible for the Internal Audit office and the Supervisory Body provided for by Italian Legislative Decree 231/2001.

**Internal Audit Committee**
The Board of Directors has set up the Internal Audit Committee, composed by directors Claudio Costamagna (acting as Chairman), Giulio Figarolo di Gropello and Paolo Cuccia, all non-executive directors and independent with respect to corporate ownership and management, and having adequate experience in the accounting and financial sector. By consolidated practice these meetings are attended by the entire Board of Statutory Auditors, the Managing Director and the Person in charge of Internal Audit, as well as, upon invitation by any member of the Committee, officials, managers and/or consultants of the Company.

The Committee, besides assisting the Board of Directors in the activities stated in the previous paragraph and the Managing Director in the activity of management and co-ordination of the activities of the Internal Audit office, undertakes the following tasks: (i) examines the working plan prepared by the Person in charge of internal audit and receives the latter's periodical reports; (ii)

assesses, together with the manager in charge of drawing up the corporate accounting documents and the auditors, the correct use of accounting principles and their homogeneity for purposes of the drawing up of the consolidated financial statements; (iii) assesses the proposals formulated by the auditing company to obtain the auditing appointment, as well as the working plan drawn up for auditing and the results shown in the report and in any letter of suggestions; (iv) supervises the effectiveness of the auditing process; (v) examines the monitoring of the Organisational, management and control model pursuant to Italian Legislative Decree 231/01; (vi) refers periodically to the Board of Directors regarding the activity undertaken and the adequacy of the internal audit system; (vii) undertakes the other tasks assigned by the Board of Directors.

In 2007, the Internal Audit Committee met five times and examined the following main topics: (i) the audit plan drawn up by the person in charge of the Internal Audit office; (ii) the internal auditing activities undertaken and their results; (iii) the "Letter to the Management" on the internal audit system and the administrative and accounting procedures, issued by the auditing firm KPMG S.p.A. on the auditing of the Bulgari Group at 31 December 2006; (iv) the activities defined by the Manager in charge of modifications of the "Provisions for the Safeguarding of Savings and the Regulations of Financial Markets" (L. 262/05); (v) planning, drawn up by the auditing firm KPMG S.p.A., for auditing of the financial statements of the Bulgari Group companies and of the consolidated financial statements at 31 December 2007; (vi) the preliminary results, presented by the company KPMG S.p.A., emerging from the auditing of the Bulgari Group at 31 December 2007, the adequacy of the accounting principles utilised and their homogeneity for purposes of drawing up the consolidated financial statements; (vii) information on the activity undertaken by the Supervisory Body, set up pursuant to Italian Legislative Decree 231/01, of Bulgari S.p.A.

**Person in charge of Internal Audit**

The person responsible for the Internal Audit office as Person in charge of Internal Audit has the task of verifying that the internal audit system is always adequate, fully operational and functional; reports on a hierarchical basis to the Managing Director, is not responsible for any operational department and has no limitations of hierarchical dependence on persons in charge of operational departments. The Person in charge has direct access to all the documentation and information necessary for undertaking their functions and has adequate means for undertaking these activities. The Person in charge reports on his actions to the Managing Director, the Internal Audit Committee and the Board of Statutory Auditors.

**Organisational, management and control model pursuant to Italian Legislative Decree 231/2001**

Italian Legislative Decree 231/2001, containing "*Rules for the administrative responsibility of legal persons, companies and associations, including those which are not legal persons*" introduced a type of administrative responsibility in the Italian legal system for companies in the case of offences committed in the interest or to the advantage of the companies by Directors, Managers or Employees.

In 2005, the Board of Directors approved an Organisational, Management and Control Model pursuant to Italian Legislative Decree 231/2001, and has appointed a collegial body as Supervisory Body, consisting of three members: two external members, expert in legal matters (Professor Bruno Assumma - Lawyer, acting as Chairman, and Cristiano Fava - Lawyer) and by the person in charge of Internal Audit (Mrs. Lucilla Marchetti). The Model was also approved on the basis of the guidelines developed with regard to category associations and with the help of external consultants.

The Supervisory Body, endowed with powers of initiative and control, has the task of updating the Model in relation to any changes in the relevant regulations and/or the organisational structure of

the Company, of supervising the functioning and compliance with regulations, and promoting their knowledge by the staff. These activities are aimed at the constant verification of the effectiveness and the suitability of the Model.

In 2007, the Supervisory Body met four times and reported on its activities to the Board of Directors and the Internal Audit Committee. With reference to that year, the Supervisory Body updated the Model in relation to the legislative and organisational changes that have occurred.

**Auditing Company**
On 24 April 2007, the General Meeting of Bulgari S.p.A. voted to extend the appointment conferred upon the company **KPMG S.p.A.** with reference to financial years **2009, 2010 and 2011** for (i) the auditing of the financial statements of Bulgari S.p.A. and the consolidated financial statements of the Bulgari Group; (ii) the verification, during the year, of the due recording of the accounts and of the correct recording of management acts in the accounts of Bulgari S.p.A., as well as (iii) the limited scope auditing of the consolidated half-year report of the Bulgari Group.
The appointment shall expire with the approval of the financial statements at 31 December 2011.

**Manager in charge of drawing up the corporate accounting documents**
On 13 September 2007, the Board of Directors of Bulgari S.p.A. appointed as manager in charge of drawing up the corporate accounting documents, pursuant to Art. 154-II Consolidation Act (TU) after the favourable opinion of the entire Board of Statutory Auditors, Mr. Alberto Nathansohn, Central Director of Administration, Finance and Control of the Company, considering the role already played in the Company and past professional experience making him fully suited to undertaking the position proposed.
In 2007, a project was started to confirm the development, implementation and effective functioning of the administrative and accounting procedures of the Company and the Group, in order to guarantee the issue of the corresponding certification by the Managing Director and the Manager in charge.
In the context of this project, the key checking elements to guarantee the reliability and correctness of past accounting data on the assets, economic and financial situation of the company have been analysed and checked. The checking activities were undertaken on a sample basis.

**Operations with related parties**
The company has adopted rules and principles of behaviour concerning the procedures for the approval and undertaking of the operations performed by the issuer or its subsidiaries, with related parties (as defined in international accounting principles IAS 24 and identified by CONSOB Communication No. 2064231) and has defined, in particular, the specific operations that must be approved by the Board of Directors, also with the assistance of independent experts providing fairness opinions or legal opinions should this be required by the value or other characteristics of the operations with related parties, in order to prevent these operations from being agreed under conditions other than those that would likely have been negotiated between non-related parties. The same procedure states that should directors of the Company have an interest in operations with related parties undertaken by the Company or also through a subsidiary company, they are required to promptly and completely inform the Board about the existence of the interest and its circumstances, even if potential and indirect, leaving any decisions on this operation to the Board and leaving the Board meeting when the decision is voted.

**Board of Statutory Auditors**
The Articles of Association, in compliance with the provisions of Consolidation Act (TU) 58/1998, provide for the "list vote" mechanism for the appointment of the members the Board of Statutory Auditors, in order to guarantee the presence of representatives of minority shareholders on this

body. By express provision of the Articles of Association, the proposals for appointment are deposited at the registered office of the company at least 15 days before the General Meeting, accompanied, by consolidated practice, by the curriculum vitae of each candidate. At the time of appointment of the auditors and before the acceptance of the appointment, the Meeting is informed of the administration and auditing offices held by the members the Board of Statutory Auditors in other companies. The Auditors are informed on an approximately quarterly basis of the operations of greatest economic and financial importance.
The mandate of the current Board of Statutory Auditors, composed by Mr. Maurizio De Magistris, Mrs. Stefania Libori and Mr. Francesco Mariano Bonifacio, Standing Auditors and Mrs. Odilia Petrolillo and Mr. Fabrizio del Franco, Alternate Auditors (all with a PhD degree in accounting and registered in the special register of auditors) expires with the approval of the financial statements for the year ending at 31 December 2007. They were elected from the list presented by majority shareholder Unione Fiduciaria S.p.A., in charge of the shares owned by Messrs. Paolo Bulgari, Nicola Bulgari and Francesco Trapani. For complete information a copy of the curriculum vitae of the aforesaid professionals is attached.
As already observed in relation to the requirements of independence of the directors, the current members of the Board of Statutory Auditors are also considered independent on the basis of the requisites set forth by the New Stock Market Self-Regulation Code, with express derogation of letter e) of principle 3C.1 as not being considered binding.
In 2007, the Board of Statutory Auditors duly attended the meetings of the Internal Audit Committee.
In relation to other positions held by the Standing Auditors in other listed companies, also in regulated foreign markets, it is recalled that Mr. Maurizio De Magistris holds the office of Chairman of the Board of Statutory Auditors in the companies: Terminale GNL Adriatico Srl and Intralot Italia S.p.A. and of Standing Auditor in Bredamenarinibus S.p.A. and Selex Sistemi Integrati S.p.A.
In the context of their activities, the auditors may ask the Internal Audit office to conduct checking of specific operational departments or company operations.
The Board of Statutory Auditors and the Internal Audit Committee promptly exchange information relevant for undertaking their respective tasks.

**Relationships with the financial community**

Within the Administration, Finance and Control sector, a specific corporate function has been created to favour constant dialogue with the shareholders as a whole and in particular with institutional investors.
There is a special section in the website (http://ir.bulgari.com) dedicated to financial and legal communication, showing – with indication of the latest updates – the presentations distributed in meetings with the financial community, texts of press releases, the calendar of the major corporate events, the documentation on individual and consolidated financial statements for recent years, the quarterly and half-year reports as well as all the reports of the Board on the topics submitted for approval by the General Shareholders' Meeting of the Company. This section also publishes the updated version of the Company Articles of Association, the Regulations of the Shareholders' Meetings, the composition of the corporate bodies and information on corporate governance.
A mailing list is active in order to allow receipt of interesting documentation. Moreover the Company has dedicated to institutional investors and financial analysts who wish to receive information on the strategies and/or operational financial performance of Bulgari S.p.A. and the Group, an e-mail address investor.relations@bulgari.com.
Also in 2007, the Company periodically organised meetings with the financial community.
The Company complied with the principles contained in the "Guidelines for Information to the Market" issued by Borsa Italiana S.p.A. as well as the "Inside Information" procedure as stated below.

The press releases on decisions for the approval of the financial statements, the half-year report, the quarterly report, as well as extraordinary decisions or operations subject to the approval of the Board, are submitted in advance for assessment and approval of the Board of Directors, or when this is not practically possible, for assessment and approval by the Managing Director.
The communications and relationships with the press and with institutional and private shareholders are undertaken by the following: External Relations (Mr. Paolo Piantella – paolo.piantella@bulgari.com, tel. +39.06.68810593) and Investor Relations (Mrs. Renata Casaro, renata.casaro@bulgari.com, tel. +39.06.68810467).

**Handling of corporate information**
The employees of the Company and in general all those who have a professional relationship with it (including the directors and members the Board of Statutory Auditors) keep all the documents and information acquired during their work confidential, and are required to respect the procedure adopted by the Company since 2004 for internal management and the external communication of documents and information ("Information Care and Confidentiality policy").
With particular regard to the latter aspect, in 2006 the Board of Directors of Bulgari S.p.A. adopted the procedure for the internal management and external communication of documents and information regarding Bulgari S.p.A, with particular reference to "privileged information" as defined in Art. 114, para. 1 of the Finance Consolidation Act (TUF) (the so-called Inside Information Procedure). Under this procedure, the directors, persons in charge of company offices and all those who actually hold information and documents regarding Bulgari S.p.A. or the Group, acquired in the course of their work, are required to ensure the confidentiality of this data and to use it exclusively for undertaking job-related tasks. This procedure also governs the procedures for disclosing such information to the public in accordance with the law.
While the provisions of Art. 180 and ff. of Italian Legislative Decree No. 58/1998 on the abuse of privileged information remain in force, in 2006 the Company adopted the "Procedure for informing the market on operations undertaken by Significant Persons and persons closely related to them" (so-called Internal Dealing Procedure). The purposes of the procedure are to provide the maximum transparency and homogeneity of information to the market on individual behaviour of persons with a particular role in the Company due to their participation in the corporate decision making process, and information of particular importance available to them in relation to corporate management and economic and financial prospects.

Finally, in compliance with the provisions of Art. 115-II of Italian Legislative Decree 24 February 1998, No. 58 and CONSOB Regulations No. 11971, in 2006 the Board of Directors of Bulgari S.p.A. set up the "Register of persons having access to "privileged information" in Bulgari S.p.A." and has adopted the procedure for "Keeping and updating the Register of persons having access to privileged information in Bulgari S.p.A."

The above procedures are published in the section of the company website dedicated to financial and legal communication, as well as on the website www.bulgari.com.

**The Regulations of the Shareholders' Meetings**
The Company has Regulations governing the organisation and functional conducting of the General Meetings, guaranteeing the right of every shareholder to intervene on the topics under discussion. The complete text of the Regulations is published on the Company website.

**Code of ethics**
At the meeting of 13 September 2007, the Board of Directors adopted a series of amendments and additions to the Code of Ethics, already adopted by the Company, to update it to new legislation

(the so-called law on the safeguarding of savings) and to the Code of Borsa Italiana (edition of March 2006). The measures have not changed the fundamentals of the document, and tend to combined in a single document the principles for ethically-oriented business practice. It is a document indicating the objectives and guidelines of the corporate activity with reference to the major shareholders with which the Group companies interact on a daily basis: shareholders, financial market, clients, community, personnel.

## TABLE 1: STRUCTURE OF THE BOARD AND THE COMMITTEES

| Position | Members | Executive | Non-executive | Indepen-dent | Number of other positions | | |
|---|---|---|---|---|---|---|---|
| **Chairman** | Bulgari Paolo | X | | | | | |
| **Vice Chairman** | Bulgari Nicola | | X | | | | |
| **Managing Director** | Trapani Francesco | X | | | | | |
| **Director** | Claudio Costamagna | | X | X | 1 | X | |
| **Director** | Giulio Figarolo di Gropello | | X | X | | X | X |
| **Director** | Paolo Cuccia | | X | X | | X | X |
| **Director** | Claudio Sposito | | X | X | | | X |

## <u>TABLE 2</u>: BOARD OF STATUTORY AUDITORS

| Position | Members | Percentage of participation of the Board in the meetings of the Board of Directors | Number of other positions** |
|---|---|---|---|
| **Chairman** | De Magistris Maurizio | 6 on 6 (100%) | |
| **Standing Auditor** | Libori Stefania | 6 on 6 (100%) | |
| **Standing Auditor** | Francesco Mariano Bonifacio | 5 on 6 (83%) | 1 |
| **Alternate Auditor** | Odilia Petrolillo | - | |
| **Alternate Auditor** | and Mr. Fabrizio del Franco | - | |
| **Number of meetings held in the relevant financial year: 13 (including the meetings pursuant to Consolidation Act (TU) 58/1998)** | | | |
| **Indicate the quorum requested for the presentation of lists by minority shareholders for the election of one or more standing members (pursuant to Art. 148 Finance Consolidation Act (TUF))**: 3% of share capital with voting rights in the Ordinary General Meeting. | | | |

## TABLE 3: OTHER PROVISIONS OF THE SELF-REGULATION CODE

| | YES | NO | Summary of reasons for any difference from recommendations of the Code |
|---|---|---|---|
| **System of duties delegated and operations with related parties** | | | |
| Has the Board assigned delegations defining their: | | | |
| a) limits | X | | |
| b) implementation procedures | X | | |
| c) and periodicity of information issued? | X | | |
| Has the Board reserved the right to examine and approve the operations having particular economic, assets and financial relevance (including operations with related parties)? | X | | |
| Has the Board defined guidelines and criteria for the identification of "significant" operations? | | X | |
| Are the above guidelines and criteria described in the report? | | X | |
| Has the Board defined specific procedures for the examination and approval of operations with related parties? | X | | |
| Are the procedures for the approval of operations with related parties described in the report? | X | | |
| | | | |
| **Procedures of the most recent appointment of directors and auditors** | | | |
| Does the deposit of candidacies for the position of director take place at least fifteen days in advance? | X | | |
| Are the candidacies for the position of director accompanied by complete information? | X | | |
| Are the candidacies for the position of director accompanied by the indication of eligibility to be qualified as independent? | X | | |
| Does the deposit of the candidacies to the position of auditor take place at least fifteen days in advance? | X | | |
| Are the candidacies to the position of auditor accompanied by complete information? | X | | |
| **General Meetings** | | | |
| Has the company approved Regulations of Shareholders' Meetings? | X | | |
| Are the Regulations attached to the report (or is there an indication of where they can be obtained / downloaded)? | X | | |

| | | | |
|---|---|---|---|
| | | | |
| **Internal audit** | | | |
| Has the company appointed the persons in charge of internal audit? | X | | |
| Are the persons, on a hierarchical basis, independent from the persons in charge of the operational areas? | YES | | |
| Organisational unit in charge of internal audit (pursuant to Art. 9.3 of the Code) | Lucilla Marchetti<br>Lungotevere Marzio, 11<br>Tel. +39.06.68810418 – fax +39.06.68810614<br>Lucilla.Marchetti@bulgari.com | | |
| | | | |
| *Investor relations* | | | |
| Has the company appointed a person in charge of investor relations? | YES | | |
| Organisational unit and details (address/phone/fax/e-mail) of the person in charge of investor relations | Renata Casaro<br>Lungotevere Marzio, 11<br>Tel. +39.06.68810467 – fax +39.06.68810614<br>Renata.casaro@bulgari.com | | |

Rome 11 March 2008
For the Board of Directors
The Chairman
Paolo Bulgari

BVLGARI

**BULGARI S.p.A.: Authorization of Acquisition of its Own Shares**

Rome, April 18, 2008

The Shareholders' Meeting of Bulgari S.p.A. (the "Company") held on April 24, 2007 authorized the acquisition by the Company of a maximum of 15,400,000 of its own ordinary shares, for a period of 18 months, at a price per share of a minimum of 5 Euro and a maximum of 18 Euro, within the limits prescribed by law and in any event up to the maximum amount of the distributable profits and available reserves set forth in the last approved Company's financial statement.

The reasons for the purchase of the Company's own shares are the following: (i) to stabilize the shares and their liquidity on the stock market and/or (ii) to establish a portfolio of its own shares which may be utilized to service the issue of convertible shares or warrants and/or (iii) to permit the reduction of share capital through the cancellation of the shares so acquired.

The acquisition of the shares shall take place on the market to ensure the equal treatment of shareholders pursuant to Article 132 of Italian Legislative Decree dated February 24 1998, n. 58, in accordance with the Rules of the Markets organized and managed by Borsa Italiana.

Such authorization revokes the previous one granted at the Shareholders' Meeting held on April 24, 2007.

BVLGARI

## Appointment of the Statutory Auditors
## Appointment of a director

The shareholders meeting held on April 18th, 208 appointed pursuant art. 2386 Italian Civil code Paolo Cuccia as director, non executive and independent, of Bulgari S.p.A.
The same meeting resolved to appoint the statutory Auditors for the period 2008 – 2010 pursuant the list of candidates submitted by the majority shareholder.
Herein below please find the summarising form of directors and auditors of Bulgari S.p.A.

| NAME | ROLE | EXPIRING DATE |
|---|---|---|
| BULGARI Paolo | Chairman of the board of directors | 31/12/09 |
| BULGARI Nicola | Vice Chairman | 31/12/09 |
| TRAPANI Francesco | Chief Executive Officer | 31/12/09 |
| FIGAROLO di GROPELLO Giulio | Director | 31/12/09 |
| COSTAMAGNA Claudio | Director | 31/12/09 |
| SPOSITO Claudio | Director | 31/12/09 |
| CUCCIA Paolo | Director | 31/12/09 |
| | | |
| PINTO Eugenio | Chairman of the board of Statutory Auditors | 31/12/2010 |
| DE MAGISTRIS Maurizio | Statutory Auditor | 31/12/2010 |
| LONGOBARDI Gerardo | Statutory Auditor | 31/12/2010 |
| ONESTI Tiziano | Alternate Statutory Auditor | 31/12/2010 |
| CIVETTA Mario | Alternate Statutory Auditor | 31/12/2010 |

# BVLGARI

Sede in Roma, Via dei Condotti, 11
Capitale sociale Euro 21.020.549,20 i. v.
Registro delle imprese di Roma n. 2031/59
C.C.I.A.A. Roma n. 69511 – C. F. n. 00388360588

**Bulgari S.p.A. and Bulgari Group**
**2007 Financial statement**

This is to inform that the Annual General Meeting of Bulgari S.p.A. held in Rome on April $18^{h}$, 2008 has approved the proposed Financial Statements of Bulgari S.p.A and of the Bulgari Group as of December $31^{st}$, 2007 and that the same are made available to the public at the Company's Headquarters in Rome, Lungotevere Marzio 11 and throughout the Company's internet web site subsection http://ir.bulgari.com; they have also been sent to Borsa Italiana S.p.A.
The relevant minutes will be made available to the public within May $3^{rd}$, 2007.

**Dividend Payment**

The AGM, furthermore, resolved to distribute a dividend, for the 2007 fiscal year, equal to 0,32 euros per share through the distribution of all of 2007 net income and a portion of past years' retained earnings for the difference.
The dividend may be paid, according to the Regulation on Organised Markets managed by Borsa Italiana S.p.A., as from 22 May 2008, by detachment of coupon no.14.

BVLGARI

# Bulgari Group: first quarter 2008 financial results in line with Company's expectations

- **Turnover: 231.7 million Euro (+7.1% at comparable exchange rates)**
- **Gross margin: 67.1% (64.7% in the first quarter 2007)**
- **Operating profit: 21.9 million Euro (-15.5%)**
- **Net profit: 22.8 million Euro (-4.6%)**

**Rome, May 15th 2008** – The Board of Directors of Bulgari S.p.A. approved today the interim management statements for the Bulgari Group's first quarter 2008, which highlight a **turnover** of 231.7 million Euro increased by 7.1% at comparable exchange rates (+3.0% at current exchange rates) in comparison to the same period of last year, which registered a 16.4% increase compared to 2006.
All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

**Revenues by product categories**
In a volatile and particularly unsettled macroeconomic environment, all product categories registered a growth trend, which is remarkably appreciable also in light of the very brilliant performance registered in the first quarter of last year.
In the period January – March 2008 jewellery reached a turnover of 94.4 million Euro (with a further 4.6% increase and compared to +24.2% registered in the previous year); watches increased by 6.7% at 60.2 million Euro; accessories rose 4.5% at 21.4 million Euro with a particularly brilliant performance in the directly owned stores. Perfumes, finally, registered a robust 15.5% growth to be compared to the already very high base (+32.2%) posted in the first quarter of last year.

**Revenues by geographical area**
As far as geographical areas are concerned, the volatility registered in varying form in the different markets influenced the performance of the single regions. Europe posted a 2.7% increase as a whole, despite a slowdown in the Italian market (-14.8% to be considered as occasional and to be compared to +21.7% in the same quarter of last year) and a negative performance in the United Kingdom, counterbalanced by the positive results in other countries and particularly in France and Germany. The United States showed an increase as well (+1.8%) while Asia continued to grow aggressively (+11.4% compared to +22.3% in the first quarter 2007). With regard to this area, the positive contribution of Japan (+1.6%) - despite continuing difficulties in the local market - has been significant, together with the spectacular performance of the rest of Asia (+22.8% to be compared to +86.3% in the first quarter 2007). Middle East/Other, finally, registered a double-digit growth in the quarter (+11.4% at current exchange rates).

**Profit & Loss highlights**
Gross margin in the quarter – up from 145.4 million Euro in 2007 to 155.5 million Euro in 2008 (+7.0%) – rose significantly also in terms of percentage ratio on turnover (67.1% in the first quarter 2008 vs. 64.7% in the first quarter 2007). This improvement was due to the more favorable sales channel mix (privileging the directly owned stores), to the effects of the selling price increases introduced in 2007 and to the successful measures adopted to increase production efficiency. In addition, for the first time this item includes the economic effects of

the hedging transactions on gold. Previous year figures were also restated for comparison purposes.
Total operating costs went from 119.6 million Euro in the first quarter 2007 to 133.7 million Euro in the first quarter 2008 (+11.8%): this increase, well within plans, is essentially due to the investment both in sales activities (*flagship* stores and emerging markets) and in production capacity (verticalisation in the watch segment), and anticipates the sales growth expected in the forthcoming months. Advertising and promotional activities remained substantially stable in terms of percentage ratio on turnover (11.2%).
Operating profit went from 25.9 million Euro in the first quarter 2007 to 21.9 million Euro in the first quarter 2008 and, in terms of percentage ratio on net revenues, from 11.5% in the last year to 9.4% in 2008.
Net profit, finally, was 22.8 million Euro compared to 23.9 million Euro in the first quarter 2007 and, as already occurred in the past, it benefited from the particularly positive effects of the hedging transactions on exchange rates. The percentage ratio on turnover in the quarter was 9.9% compared to 10.6% registered in the same quarter of last year.

**Balance sheet highlights**
Financial net indebtedness of the Group as of 31.03.2008 was 184.8 million Euro compared to 140.9 million Euro as of 31.12.2007. The increase must be ascribed in part to the seasonal nature of the business - since the stocks are normally built up in the first part of the year - and in part to the purchase of precious raw materials in order to support the planned growth in the jewellery segment and the upgrade of the product offer.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"In a negative economic environment like the one which is currently characterizing the markets, the results reached by the Group in the first quarter are in line with the Company's expectations as for the revenues, and even higher in terms of profits. In light of this, of the outstanding orders recorded at the Basel Fair, of the great care and commitment to further enhance the already high quality in all product categories and of the excellent performance in the emerging markets, I am confident in the sales trend for the forthcoming months and, in absence of a further deterioration of the economic environment, I can confirm for 2008 the guidance already given to the market of an increase in sales (at comparable exchange rates), in operating profit and in net profit between 8% and 12%".*

Bulgari is one of the global players on the luxury market. In 2007 the Group posted a turnover of 1,091.0 million Euro. Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors. As of March 31st 2008 the total number of Bulgari Group stores was 249, of which 152 were directly owned stores. Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BVLGARI



# BULGARI GROUP
# FIRST QUARTER 2008 RESULTS

Rome, 15th May 2008

BVLGARI

# Q1 2008 RESULTS
# FINANCIAL HIGHLIGHTS

| **EUR M.** | **Q1 2008 EUR M.** | Q1 2007 EUR M. | **Q1 2008/Q1 2007 % GROWTH** |
|---|---|---|---|
| **REVENUES** | **231.7** | 224.9 | **3.0%** |
| ***REVENUES – AT COMP. FX*** | | | *7.1%* |
| **CONTRIBUTION MARGIN** | **155.5** | 145.4 | **7.0%** |
| *% on Sales* | **67.1%** | *64.7%* | |
| **EBIT** | **21.9** | 25.9 | **-15.5%** |
| *% on Sales* | **9.4%** | *11.5%* | |
| **NET PROFIT** | **22.8** | 23.9 | **-4.6%** |
| *% on Sales* | **9.9%** | *10.6%* | |

Please refer to note on page 8 for information on previous years' restatements

BVLGARI

# Q1 2008 RESULTS
## REVENUE EVOLUTION BY PRODUCT LINE

| | Q1 2008 | Q1 2008/Q1 2007 | |
|---|---|---|---|
| | | REPORTED | AT COMP.FX |
| | EUR M. | % DELTA | |
| JEWELRY | 94.4 | 0.4% | 4.6% |
| WATCHES | 60.2 | 2.8% | 6.7% |
| ACCESSORIES | 21.4 | 1.6% | 4.5% |
| OTHER (incl. FR royalties) | 1.7 | 2.7% | - |
| **JWA DIVISION** | **177.7** | **1.4%** | **5.3%** |
| **PERFUME DIVISION** | **47.0** | **10.0%** | **15.5%** |
| OTHER | 7.0 | 2.3% | - |
| **TOTAL** | **231.7** | **3.0%** | **7.1%** |

BVLGARI

# Q1 2008 RESULTS
## REVENUE BREAKDOWN BY PRODUCT LINE



JEWELRY
41%
OTHER 3%
JWA DIVISION
77%
PERFUME
DIVISION 20%
OTHERS
1%
ACCESSORIES
9%
WATCHES
26%

BVLGARI

# Q1 2008 RESULTS
## REVENUE EVOLUTION BY GEOGRAPHICAL AREA

| | Q1 2008 | Q1 2008/Q1 2007 | |
|---|---|---|---|
| | | REPORTED | AT COMP.FX |
| | EUR M. | % DELTA | |
| **EUROPE** | 86.7 | 2.7% | - |
| Of which Italy | 25.6 | -14.8% | - |
| **AMERICAS** | 30.4 | -8.9% | 1.8% |
| **ASIA** | 99.5 | 6.4% | 11.4% |
| Of which Japan | 49.0 | 0.7% | 1.6% |
| Of which rest of Asia | 50.5 | 12.5% | 22.8% |
| **MIDDLE EAST/ OTHER** | 15.1 | 11.4% | - |
| **TOTAL** | **231.7** | **3.0%** | **7.1%** |

BVLGARI

# Q1 2008 RESULTS
## REVENUE BREAKDOWN BY GEOGRAPHICAL AREA


MIDDLE EAST AND OTHER 7%
AMERICAS 13%
REST OF ASIA 22%
ASIA 43%
JAPAN 21%
EUROPE 37%

BVLGARI

# Q1 2008 RESULTS
## GROUP PROFIT & LOSS

| **EUR M.** | **Q1 2008 EUR M.** | Q1 2007 EUR M. | **Q1 2008/ Q12007 % DELTA** |
|---|---|---|---|
| **REVENUES** | **231.7** | 224.9 | **3.0%** |
| **CONTRIBUTION MARGIN** | ***155.5*** | 145.4 | **7.0%** |
| ***% on Sales*** | ***67.1%*** | *64.7%* | |
| VARIABLE SELLING EXPENSES | (10.3) | (9.3) | 11.3% |
| PERSONNEL COSTS | (46.3) | (40.6) | 14.0% |
| OTHER GENERAL EXPENSES | (38.5) | (35.1) | 9.7% |
| AMORTIZATION AND DEPRECIATION | (12.5) | (9.6) | 30.2% |
| ADVERTISING AND PROMOTION | (26.0) | (24.9) | 4.3% |
| **TOTAL OPERATING EXPENSES** | ***(133.7)*** | (119.6) | **11.8%** |
| ***% on Sales*** | ***57.7%*** | *53.2%* | |
| **EBIT** | ***21.9*** | 25.9 | **-15.5%** |
| ***% on Sales*** | ***9.4%*** | *11.5%* | |
| TOTAL FINANCIAL GAIN (LOSSES) | 1.7 | 0.3 | 437.2% |
| CURRENT AND DEFERRED TAXES | (1.0) | (2.3) | -57.2% |
| MINORITY INTEREST PROFIT | 0.2 | (0.0) | 475.9% |
| **NET PROFIT** | ***22.8*** | 23.9 | **-4.6%** |
| ***% on Sales*** | ***9.9%*** | *10.6%* | |

Please refer to note on page 8 for information on previous years' restatements

BVLGARI

# Q1 2008 RESULTS
## CONTRIBUTION MARGIN (% ON SALES)



65.3%
64.7%
67.1%
Q1 2006
Q1 2007
Q1 2008


| POSITIVE IMPACT ON CONTRIBUTION MARGIN IN % | NEGATIVE IMPACT ON CONTRIBUTION MARGIN IN % |
|---|---|
| ▪ INCREASED EFFICENCIES IN MANUFACTURING AND DISTRIBUTION<br>▪ CHANNEL MIX EFFECT: OVERPERFORMANCE OF DOS VERSUS WHOLESALE AND OTHER THIRD-PARTIES<br>▪ EUR/JPY: -3.9% in Q1 2008<br>▪ HIGHER IMPACT IN Q1 2008 OF GOLD HEDGING THAN IN PREVIOUS YEARS | EUR/USD: +7.6% in Q1 2008 |

Note: as of Q1 2008 the Contribution Margin includes the economic impact of the gold hedging transactions. Q1 2006 and Q1 2007 figures have been restated for comparison purposes

BVLGARI

# Q1 2008 RESULTS
## OPERATING EXPENSES ANALYSIS

| | **Q1 2008 EUR M.** | Q1 2007 EUR M. | Q1 2008 / Q1 2007 DELTA EUR M. | **Q1 2008 / Q1 2007 DELTA %** |
|---|---|---|---|---|
| **VARIABLE SELLING EXPENSES** | **10.3** | 9.3 | 1.0 | 11.3% |
| **PERSONNEL EXPENSES** | **46.3** | 40.6 | 5.7 | 14.0% |
| **OTHER GENERAL EXPENSES** | **38.5** | 35.1 | 3.4 | 9.7% |
| of which: | | | | |
| ▪ Rent | **18.1** | 14.8 | 3.3 | 22.4% |
| **AMORTIZATION AND DEPRECIATION** | **12.5** | 9.6 | 2.9 | 30.2% |
| **TOTAL OPERATING EXPENSES BEFORE ADVERTISING AND PROMOTION** | **107.7** | 94.6 | 13.1 | **13.8%** |

BVLGARI

# Q1 2008 RESULTS
## ADVERTISING AND PROMOTION



+5.9%
+4.3%
102
76
81
96
116
113
120
24
25
26
2001
2002
2003
2004
2005
2006
2007
Q1 2006
Q1 2007
Q1 2008
11.0%
11.6%
11.1%
11.2%


ADVERTISING AND PROMOTION AS A % ON REVENUES

BVLGARI

# Q1 2008 RESULTS
# BALANCE SHEET HIGHLIGHTS

| GEARING | | |
|---|---|---|
| 9% | 11% | 22% |



700
756
830
-63
-81
-185
Q1 2006
Q1 2007
Q1 2008
NET EQUITY
NET CASH

BVLGARI

# Q1 2008 RESULTS
# CASH FLOW DETAILS

| **EUR M.** | MARCH 2006 | MARCH 2007 | **MARCH 2008** |
|---|---|---|---|
| **NET RESULT** | 18.2 | 23.9 | **22.8** |
| DEPRECIATION & AMORTIZATION | 8.1 | 9.7 | 12.6 |
| **CASH FLOW from P&L** | 26.3 | 33.6 | **35.5** |
| CHANGE in WORKING CAPITAL | (23.6) | (51.5) | (87.1) |
| **CASH FLOW from OPERAT. ACTIVITY** | 2.7 | (17.9) | **(51.6)** |
| NEW INVESTMENTS (Incr) / Decr | (13.3) | (6.4) | (19.0) |
| OTHER L/T ASSETS & L. (Incr.)/Decr | 2.3 | 1.6 | (1.9) |
| **TOTAL CASH FLOW** | (8.3) | (22.6) | **(72.5)** |
| Dividends | 0.0 | 0.0 | 0.0 |
| Other Changes in Equity | (5.0) | (11.1) | 28.6 |
| **EQUITY Incr./(Decr.)** | (5.0) | (11.1) | **28.6** |
| Net Debt at beginning of period | 49.9 | 46.9 | 140.9 |
| Net Debt at end of period | 63.2 | 80.6 | 184.8 |
| **NET INDEBTEDNESS Incr./(Decr.)** | 13.2 | 33.7 | **43.9** |

BVLGARI

# Q1 2008 RESULTS
## NET WORKING CAPITAL

| EUR M. | Q1 2006 | Q1 2007 | **Q1 2008** |
|---|---|---|---|
| **RECEIVABLES** | 125 | 147 | **152** |
| **INVENTORY** | 530 | 595 | **695** |
| **PAYABLES** | -135 | -146 | **-159** |
| **OTHER RECEIVABLES AND PAYABLES** | 17 | 8 | **13** |
| **TOT NWC** | 537 | 604 | **701** |

BVLGARI

# Q1 2008 RESULTS
## CAPITAL EXPENDITURE

| **EUR M.** | Q1 2006 | Q1 2007 | **Q1 2008** |
|---|---|---|---|
| **TANGIBLE** | 6.8 | 8.5 | **12.2** |
| **INTANGIBLE**<br>**Excluding Goodwill**<br>**Including Key Money** | 2.8 | 3.6 | **3.3** |
| **TOTAL** | 9.6 | 12.1 | **15.5** |

BVLGARI

# Q1 2008 RESULTS
# NETWORK EVOLUTION

| | Q1 2006 | Q1 2007 | **Q1 2008** |
|---|---|---|---|
| DIRECTLY OPERATED STORES (DOS) | 119 | 133 | **152** |
| FRANCHISEES | 42 | 41 | **40** |
| TRAVEL RETAIL AND WHOLESALE STORES | 48 | 53 | **57** |
| **TOTAL STORES** | 209 | 227 | **249** |

BVLGARI

# DOS NETWORK EVOLUTION
# MAIN OPENINGS IN Q1 2008



AMERICAS
PANAMA
REST OF ASIA
HONG KONG (GENTA)
SHANGHAI (GENTA)
HONG KONG PACIFIC PLACE
JAPAN
OSAKA HANKYU
MIDDLE-EAST/OTHER
BRISBANE – DAVID JONES


WHITE: TRADITIONAL JEWELLERY/WATCHES BOUTIQUES

ORANGE: ACCESSORIES (ACC.ONLY, TWIN BUT ALSO DEDICATED FLOOR IN FLAGSHIP)

ITALICS: RENOVATIONS, ENLARGEMENTS OF EXISTING STORES

## QUESTIONS & ANSWERS

### CORPORATE WEB SITE

http://www.bulgari.com

For more information about the the Bulgari products please join the dedicated mailing list.

### BULGARI INVESTOR RELATIONS WEBSITE

http://ir.bulgari.com

In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.

BVLGARI

# Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions



END